TWINDISC.COM


TWIN DISC

TWIN DISC, INCORPORATED

ENERGIZED

ANNUAL REPORT 2023

TO OUR SHAREHOLDERS

A Letter from John H. Batten, President and Chief Executive Officer

Around the world, fiscal 2023 was another year marked by lingering uncertainty and unusual challenges. Headlines featuring recessionary economic forecasts, the Russia-Ukraine conflict, growing geopolitical tensions with China, rising interest rates, and persistent inflation painted a tough year for people and for business. Despite these macroeconomic and geopolitical factors, Twin Disc continued to execute our strategic playbook, made progress on achieving our medium-term targets, and is building from an even stronger foundation starting in fiscal 2024.

The significant opportunity that sustainable hybrid and electric equipment presents for each of the product groups and end markets we serve is a key part of why we are so excited. As such, it seems fitting to frame this letter in terms of how energized we are as an organization.

ENERGIZING INNOVATION

Throughout our 105-year history, one thing has remained constant: our unwavering dedication to innovation. Embracing the realm of hybrid, electric, and renewables presents an exciting and profitable opportunity to grow sales and increase margins into the future. Twin Disc's pioneering efforts pave the way for a leadership role in shaping the future of hybrid and electric solutions. Moving forward, our role will be to provide tailored solutions to a growing customer base.



ENERGIZING RELATIONSHIPS

Streamlined operations, a customer-centric approach, and the "Fast. Focused. Friendly." campaign have had a profound impact that extends beyond our geographic strategy. At Twin Disc, we take pride in delivering what we like to call the "Lufkin Experience", ensuring rapid, friendly service and unmatched efficiency for our land-based power transmission customers.

Our decision to relocate the Arneson business to Italy has proven to be highly advantageous for our marine customers, further aligning our operations with their needs. We expect further improvements in Italy, creating value for our organization, customers, and, by extension, our shareholders.

In May 2023, we proudly announced an exciting milestone for our Aftermarket Parts facility in Sturtevant, Wisconsin. Within four years of opening, the center has generated over $150 million in cumulative revenue. With only 15 staff members, the team efficiently serves customers in North America, Latin America, Europe, Australia, Singapore, and China. This success has led to a model for deploying similar hubs in other global markets to reduce costs and enhance customer satisfaction.

Additionally, the Aftermarket Parts team's proactive approach to sourcing new partnerships has helped address shortages, benefiting the overall customer experience.

ENERGIZING COMMUNICATIONS

Communication has changed considerably since Twin Disc began doing business in 1918. Today's customer seeks engagement on their terms via their preferred medium. We strive to meet our customers where they are and recognize the crucial role of digital and social media.

Our Sales, Marketing, and IT teams work hand-in-hand to adopt cutting-edge technology and best-in-class techniques for reaching current customers and new prospects. We are using innovative digital content and leveraging the capabilities of SALESFORCE.COM to create an interactive journey allowing engagement with our brands and converting casual visitors into qualified leads. While traditional marketing remains important, our focus on digital and social media content enhances interest in and awareness of our brands.

Cover: The Twin Disc team surrounds one of our hybrid-ready transmissions at the International Workboat Show in New Orleans, Louisiana.
Above: The entrance to Twin Disc's new corporate headquarters in the Historic Third Ward in Milwaukee, Wisconsin.

ENERGIZING ENGAGEMENT

Looking ahead to secure Twin Disc's future growth, succession planning and a skilled workforce are of utmost importance. Our "lead-by-example" focus engages employees while ensuring accountability at all levels.

Aligned with our commitment to enhance employee skills, we recently established an engineering office to serve as a hub for fostering innovation and collaboration. It will allow us to stay ahead of the curve in the ever-evolving hybrid and electric space. Actions like this keep us at the forefront of technology and ensure our team is equipped to address the challenges and opportunities of today and tomorrow.

We also established a DE&I counsel to help our workers feel safe, respected, and connected. There were many successful events this year. A company favorite was our Women's History Month celebration where women from across our global team shared their perspective on working at Twin Disc.

ENERGIZING DEVELOPMENT

Twin Disc prioritizes employee satisfaction and engagement to stand out and address talent shortages. We strive to be an employer of choice, resulting in low turnover and long-tenured staff. This year we celebrated Dan Tennessen's remarkable 51st year at Twin Disc.

In parallel, Twin Disc expanded our internal mentorship program. This program links aspiring talent with a member of the leadership team. By formalizing a mentorship program, we can encourage regular check-ins, facilitate accelerated development, and better steward our culture.

Furthermore, our tuition reimbursement program encourages workers to pursue skills training and formal education, preparing them for future opportunities with Twin Disc.



ENERGIZING SAFETY

Our dedication to employee well-being extends beyond professional growth. We consistently challenge ourselves to provide a culture of well-being that will yield longer, healthier lives for our workforce. This begins in our manufacturing and warehouse facilities, where we emphasize safety through the proper use of personal protective equipment and utilize process engineering to minimize fatigue and potential for injury. We also host special events to recognize and reward individual and team compliance.

ENERGIZING VALUE

Twin Disc exited the year stronger than we started with sequential sales and earnings per share growth in every quarter. Equally important is the positive operating and free cash flow generation in fiscal 2023. Our strong balance sheet gives us confidence in the face of macroeconomic and geopolitical uncertainty and positions us to deploy capital as opportunities present themselves.

In addition to expanding our business geographically and realizing the benefits of our strategic global footprint rationalization, the team also made progress securing multiple sources for key components that were in short supply and causing significant delays. By remaining focused on and executing our strategic playbook, Twin Disc was able to overcome significant headwinds and permanently improve our operations. This includes accelerating shipments and clearing most of our past-due backlog. Furthermore, our integrated system offerings continue to gain traction, opening the door to larger projects and creating enhanced value-add opportunities when compared to the sale of individual parts.

ENERGIZING OUR OUTLOOK

After overcoming the challenges of fiscal 2023, we remain optimistic on the go-forward opportunity for Twin Disc. Creating value for our stakeholders, including investors, customers, employees, and the community through existing and innovative technologies remains at the core of what energizes us. We appreciate your trust and support as we continue to find better ways to put horsepower to work.

John H. Batten

John H. Batten, President and Chief Executive Officer

TWIN DISC, INCORPORATED IS AN INTERNATIONAL MANUFACTURER AND DISTRIBUTOR OF HEAVY-DUTY OFF-HIGHWAY POWER TRANSMISSION EQUIPMENT.

SINCE 1918, TWIN DISC HAS BEEN PUTTING HORSEPOWER TO WORK.

Today we continue energizing our performance on land and on water, creating value for our shareholders, customers, partners, employees, and the communities we serve. Over 100 years of innovation and care go into every power transmission system we sell. From our humble beginnings manufacturing a revolutionary new clutch for tractors to leading today's innovation in the hybrid and electric space across off-highway and marine applications, Twin Disc is energized for the future.

Financial Highlights (in thousands, except per share statistics)	2023	2022*	2021*
Net Sales	$276,960	$242,913	$218,581
Net Income (Loss)	10,380	10,467	(29,008)
Basic Income (Loss) Per Share	0.77	0.78	(2.04)
Diluted Income (Loss) Per Share	0.75	0.78	(2.04)
Dividends Per Share	–	–	–
Average Basic Shares Outstanding	13,468	13,353	13,247
Average Diluted Shares Outstanding	13,810	13,382	13,247

*As adjusted

Operation results by quarter	1ST QTR	2ND QTR	3RD QTR	4TH QTR	YEAR
2023					
Net Sales	$55,913	$63,351	$73,772	$83,923	$276,960
Gross Profit	13,297	17,023	19,265	24,747	74,332
Net (Loss) Income Per Share	(2,029)	1,139	2,674	8,596	10,380
Basic (Loss) Income Per Share	(0.15)	0.08	0.20	0.64	0.77
Diluted (Loss) Income Per Share	(0.15)	0.08	0.20	0.62	0.75
Dividends Per Share	–	–	–	–	–
Stock Price Range (High–Low)	13.78 – 7.98	13.23 – 9.01	11.60 – 9.00	12.98 – 8.97	13.78 – 7.98
2022 (as adjusted)					
Net Sales	$47,761	$59,889	$59,289	$75,974	$242,913
Gross Profit	13,447	13,482	17,691	24,192	68,812
Originally Stated Net Income (Loss)	1,920	(3,836)	2,231	7,779	8,095
Adjusted Net Income (Loss) Due to Accounting Method Change	2,513	(3,243)	2,824	8,372	10,467
Average Basic Shares Outstanding	13,283	13,296	13,397	13,399	13,353
Average Diluted Shares Outstanding	13,350	13,296	13,457	13,456	13,382
Basic Income (Loss) Per Share	0.14	(0.29)	0.17	0.58	0.61
Diluted Income (Loss) Per Share	0.14	(0.29)	0.17	0.58	0.60
Adjusted Basic Income (Loss) Per Share	0.19	(0.24)	0.21	0.62	0.78
Adjusted Income Diluted (Loss) Per Share	0.19	(0.24)	0.21	0.62	0.78
Dividends Per Share	–	–	–	–	–
Stock Price Range (High–Low)	16.20 – 9.40	14.01 – 9.56	18.20 – 10.45	17.77 – 8.35	18.20 – 8.35

Net Cash Provided (Used) by Operating Activities (in thousands)



25,000
20,000
15,000
10,000
5,000
0
-5,000
-10,000
22,898
(8,313)
6,528
9,118
2023
2022
2021
2020

Capital Expenditures (in thousands)



10,000
8,000
6,000
4,000
2,000
0
7,918
4,729
4,464
10,699
2023
2022
2021
2020

Diluted (Loss) Income Per Share



1.0
0.5
-0.5
-1.0
0
-1.5
-2.0
-2.5
-3.0
0.75
0.78
(2.04)
(2.84)
2023
2022*
2021*
2020*

*As adjusted

Right inset: Longtime customer OTAM equips their 80' yachts with Arneson ASD15 surface drives and Rolla six-blade surface-piercing propellers. Right: Belgium's new gear grinding machine and drilling machine increase efficiency and productivity. Far right: The Arneson-equipped 93' Filippetti yacht uses Twin Disc bow and stern thrusters, trim tabs and MasterTrim.

ENERGIZING THE GLOBAL MARKET

All around the world, Twin Disc teams energized our performance in 2023

BELGIUM

Our world tour starts at Twin Disc SPRL in Belgium, which increased efficiency and reduced manpower by upgrading equipment in 2023, including a new gear grinding machine and inspection equipment. The gear grinding machine increased operator efficiency by 100%, improving both productivity and workplace safety. This was particularly true for deburring operations, which traditionally require an intensive, manual process. Similarly, inspection times have been reduced from hours to minutes with reliable results.

Across all Twin Disc facilities, maintaining a balance of new and experienced labor is critical for ongoing operations. In Belgium, the labor pool is being nurtured through a relationship with local schools specializing in machining and manufacturing to identify up-and-coming talent. Coupled with the visibility our brand maintains in the local labor market, team building on a managerial level, and high retention rates, Belgium is focused on making the facility an even better place to work.

Quality products and loyal employees are only part of the picture, however. Supply chain issues impacted manufacturers throughout 2023, and Twin Disc Belgium was no exception. In response, the plant added a multi-lingual team member in purchasing to improve relationships with local suppliers. The team also forecasts product needs 12 months out to keep material inventories in line with upcoming demand.

ITALY

Arneson, the world's leading brand in surface drives for commercial, government and pleasure applications, found a new home in 2023 as Twin Disc migrated its business from the United States to Italy to bring it closer to major customers, such as Filippetti Yachts.

In addition to the orders for Arneson Surface Drives, Italy saw an increase in a variety of equipment and repair parts for use on land and on water, as well as Veth Propulsion systems.








   

INDIA

Twin Disc Power Transmission Pvt Ltd in Chennai, India has contributed to worldwide operations via engineering, sourcing, and marketing. In 2023, the Indian subsidiary provided nearly 1,000 parts for Twin Disc's operations in the U.S., Belgium, and Italy. The Indian engineers supported U.S. product engineers for marine, land-based, and Veth Propulsion lines, creating numerous drawings and animations for digital end-user manuals.

Amid ongoing global labor shortages, the Indian operation attracts and retains dedicated workers in a robust economy. With active global trade and defense backing from India's Prime Minister, the country is poised to become the world's fifth-largest economy, boasting a business-friendly climate and stability; hence Twin Disc found India appealing for continued investment in 2023.

SINGAPORE

Twin Disc (Far East) PTE Ltd. in Singapore aids Asian distribution across both established and developing nations. Twin Disc Far East responds to the array of Asian cultures by aligning with Twin Disc's customer-centric approach.

In recent years, Singapore has expanded its offerings to encompass land-based products, transitioning from its previous marine-centric lineup. This strategic shift has played a pivotal role in establishing Twin Disc as a leader in the Asian fracking market. Twin Disc Far East is becoming a center of excellence through foresight, adapting to hybrid and electric technology, and valuing people.

AUSTRALIA

Twin Disc (Pacific) Pty. Ltd., thrived in 2023, by engaging in vital ventures like collaborations with Riviera, Maritimo, Fleming, and the significant Maggie Cat Passenger Ferry commercial project.



On land, Twin Disc Pacific refocused on agriculture markets in Australia, engaging customers at Agquip and Riverina Field Days, two of the country's largest agriculture and farming expos. Twin Disc power take-off and Scania engine combinations, which are sold and serviced locally, power essential irrigation systems for local customers.

In 2023, a customer shared that a Twin Disc PTO, installed in 2012, ran for nearly 25,000 hours without interruption. This remarkable achievement highlights how Twin Disc reassures large-scale operators, preventing breakdowns that could heavily impact yields.

Above: Staff at our Chennai location; an employee at Twin Disc Far East in Singapore assembling a 4001 transmission; Nick Rowe from Cleveland Agriculture in Australia next to Twin Disc's 25,000-hour continuously running PTO; at Rolla in Switzerland, an employee fine-tuning a six-blade propeller.
Inset: Australia's Maggie Cat passenger ferry is equipped with Twin Disc MGX-6620SC QuickShift® transmissions and EC300 electronic controls at three stations.

APPLYING OUR LEARNINGS: ON WATER

In 2023, Twin Disc participated in two exciting hybrid and electric partnerships, one on water and one on land. As with all developing technologies, our test lab played a critical role in the success of these projects.

In 2023, the first superyacht with Twin Disc's Veth Propulsion L-Drives, Kenshō, won the Boat World Superyacht Award. Born from a pencil sketch, the vessel blends luxury home features with modern yacht design for a distinctive experience. Twin Disc collaborated with Admiral, part of The Italian Sea Group, on Kenshō's propulsion.

The dual L-Drives propel the ship to 15.4 knots in top-class comfort. Integrated thrusters are ideally suited for green propulsion, enabling the designer and naval architect to maximize onboard space, increase comfort, and reduce noise.

While Kenshō led the way for the integrated L-Drives optimized for superyachts, there are currently 11 vessels under construction – five in Italy, five in the Netherlands, and one in Germany – equipped with the Veth Propulsion system.



M/Y KENSHŌ



USA

Twin Disc, Lufkin, Texas had a monumental 2023. First, we launched our "Fast. Focused. Friendly." campaign, which was featured at our booth at ConExpo/ConAgg and via print and digital promotions. The campaign promotes superior service, efficient delivery times, and an outstanding customer service experience. The message is clear – people make a difference and Twin Disc Lufkin continues to uphold the standards that our customers have come to expect for over 100 years.

Additionally, safety and continuous improvement are hallmarks of the Lufkin facility, which achieved over 730 days without a lost time incident. Lufkin expanded staffing to include in-house engineering, IT, and purchasing, leading to greater operational autonomy. They also launched full production of the hydraulic power take-offs as our last main industrial product migrated from Racine.

Southeast Wisconsin, where Twin Disc started over a century ago, is the last tour stop. A major 2023 highlight was moving corporate HQ to Milwaukee, reducing our office space from over 60,000 to 9,100 square feet. This was part of the footprint optimization plan aimed at managing costs. The new space fosters a productive, collaborative environment with ergonomic spaces, advanced tech meeting rooms, high ceilings, natural light, and city views.

While HQ moved, Racine remains crucial for Twin Disc operations. At our 21st Street site, our motivated staff upholds our standard of excellence while propelling engineering, manufacturing, and testing forward. The facility embraces worker insights to improve safety while utilizing lean manufacturing principles and meticulous daily management practices to improve operations. We have made a concerted effort to optimize our shop floor layout to integrate additional capital equipment, and our procurement team employs agile strategies to refine forecasts and explore alternative sourcing to address supply chain hurdles.

The Racine Team also collaborates with local schools to introduce students to manufacturing careers in an effort to expand the talent pool and keep Twin Disc top of mind.

Our Aftermarket Parts facility in Sturtevant, Wisconsin, achieved remarkable growth, surpassing $150 million in cumulative revenue in four years. It is efficiently designed, optimizing space and centralizing small parts for quick picking. In addition to direct shipping, workers create kits to simplify ordering for customers around the world. Like other Twin Disc sites, Aftermarket Parts values people. A talent pipeline ensures steady hires, and our 51-year veteran is a testament to retention.



ENERGIZED FOR THE LONG HAUL

Around the world, Twin Disc achieved positive outcomes in 2023. Despite regional differences, common success factors prevailed. Locations embraced shared values: customer focus, integrity, accountability, and teamwork. They prioritized top talent retention and safety. Innovative sourcing countered supply chain challenges. Teams showed passion in adapting to customer needs and tech advancements. These factors combined to create value, benefiting internal teams, customers, shareholders, and communities.

As hybrid and electric technology advances, Twin Disc's success will build on the progress made in 2023. Our engineers and product specialists are attuned to our customers' needs today while developing ideas for the future, building our brand as a trusted voice in the marketplace.

Above: "Fast. Focused. Friendly." at our Lufkin, Texas location; our factory manager and assembly supervisor uphold safety standards at 21st Street in Racine; employees at Aftermarket assemble kits for shipping. Inset: Twin Disc's 51-year employee, Dan Tennessen. Background, right: e-Frac test bench.

APPLYING OUR LEARNINGS: ON LAND

Utilizing electric fracturing fleets, or e-Frac, involves replacing diesel power at well sites with electricity sourced from either reservoir natural gas or a power grid. This cost-effective option harnesses well gas for productive purposes instead of flaring, thereby reducing fuel costs and the environmental impact of hydrocarbon extraction.



ELECTRIC FRACTURING

Twin Disc's TA90-7601 e-Frac system consists of a constant-speed electric motor coupled to the transmission, eliminating the need for variable frequency drives and specialized repairs. This configuration allows for a hydraulic synchronous start for effortless power-up and the hydrostatic creep mode provides smooth and safe hydraulic line test.

In conjunction with Sewart Supply, Twin Disc began field testing the TA90-7601 e-Frac system in 2023, revealing substantial benefits for end-users. E-Frac reduces maintenance costs associated with oil changes, inspections, and mid-life engine work. Additionally, since turbines operate on well gas, fuel is only needed at start-up, cutting diesel fuel use by up to 80-90%. This setup also reduces on-site personnel, noise, and nitrous oxide emissions, thereby improving site safety. Compared to traditional fracturing fleets, the TA90-7601 system can reduce operating footprint by up to 40%.

With results in cost reductions, safety enhancements, and operating footprints showing great promise, Twin Disc's e-Frac system can yield a return on investment within a few years.

CORPORATE DATA

Annual Meeting
von Briesen & Roper, s.c.
411 East Wisconsin Avenue, Suite 1000
Milwaukee, Wisconsin 53202
2:00 P.M., October 26, 2023

Shares Traded
NASDAQ: Symbol TWIN

Annual Report on Securities and Exchange Commission Form 10-K
Single copies of the Company's 2023 Annual Report on Securities and Exchange Commission Form 10-K, including exhibits, will be provided without charge to shareholders after September 8, 2023, upon written request directed to Secretary, Twin Disc, Incorporated, 222 East Erie Street, Suite 400, Milwaukee, Wisconsin 53202.

Transfer Agent & Registrar
Computershare
462 S. 4th Street, Suite 100
Louisville, KY 40202
Toll-free: 877-498-8861
www.computershare.com/investor

Independent Accountants
RSM US LLP, Milwaukee, WI

Corporate Offices
Twin Disc, Incorporated
Milwaukee, WI 53202
Telephone: (262) 638-4000

Wholly-Owned Subsidiaries
- Twin Disc International S.P.R.L., Nivelles, Belgium
- Twin Disc Srl, Decima, Italy
- Rolla Sp Propellers SARL, Novazzano, Switzerland
- Twin Disc (Pacific) Pty. Ltd., Brisbane, Queensland, Australia
- Twin Disc (Far East) Pte. Ltd., Singapore
- Twin Disc Power Transmission Private, Ltd., Chennai, India
- Twin Disc Power Transmission (Shanghai) Co. Ltd., Shanghai, China
- Veth Propulsion B.V., Papendrecht, Netherlands
- Twin Disc European Distribution S.P.R.L., Nivelles, Belgium

Partially Owned Subsidiaries
Twin Disc Nico Co. Ltd.

Manufacturing Facilities
Racine, Wisconsin
Sturtevant, Wisconsin
Lufkin, Texas
Nivelles, Belgium
Decima, Italy
Novazzano, Switzerland
Limite sull'Arno, Italy
Papendrecht, Netherlands

Sales Offices
Domestic
Racine, Wisconsin
Lufkin, Texas

Foreign
Nivelles, Belgium
Brisbane, Australia
Perth, Australia
Gold Coast, Australia
Singapore
Decima, Italy
Limite sull'Arno, Italy
Novazzano, Switzerland
Chennai, India
Coimbatore, India
Saitama, Japan
Shanghai, China
Guangzhou, China
Papendrecht, Netherlands

Manufacturing Licenses
Hitachi-Nico Transmission Co., Ltd.
Tokyo, Japan

Twin Disc Board of Directors
Michael C. Smiley, Chairman of the Board
Former Chief Financial Officer, Zebra Technologies Corporation, Lincolnshire, IL
A global provider of asset management solutions

John H. Batten
President and Chief Executive Officer, Twin Disc, Incorporated, Milwaukee, WI

Michael Doar
Executive Chairman of the Board and retired Chief Executive Officer, Hurco Companies, Inc., Indianapolis, IN
A global manufacturer of machine tools

Janet P. Giesselman
Chairman of the Board of Ag Growth International; Retired President and General Manager, Dow Oil & Gas Company, Midland, MI
A business unit of Dow Chemical Company

David W. Johnson
Chief Financial Officer, Johnson Outdoors, Inc., Racine, WI
A global provider of outdoor recreation products

Juliann Larimer
Chair of the Board and retired President and Chief Executive Officer, Peak Technologies, Milwaukee, WI
A provider of end-to-end mobility and digital supply chain solutions for performance-driven organizations

Kevin M. Olsen
President and Chief Executive Officer, Dorman Products, Colmar, PA
A supplier of replacement parts for global automotive aftermarket industry

Twin Disc Officers
John H. Batten
President and Chief Executive Officer

Jeffrey S. Knutson
Vice President – Finance, Chief Financial Officer, Treasurer and Secretary

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10K

√ **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended June 30, 2023

Or

‾ **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 17635

TWIN DISC, INCORPORATED
(Exact Name of Registrant as Specified in its Charter)

Wisconsin	390667110
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

222 East Erie Street, Suite 400, Milwaukee, Wisconsin	53202
(Address of Principal Executive Office)	(Zip Code)

Registrant's Telephone Number, including area code:	(262) 638-4000

1328 Racine Street, Racine, Wisconsin	53403
(Former Name or Former Address, if Changed Since Last Report)	(Zip Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock (No Par Value)	TWIN	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [ ] No [√]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes [ ] No [√]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [√] No [ ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files)

Yes [√] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer [ ]   Accelerated Filer [√]

Non-accelerated Filer [ ]   Smaller reporting company [√]   Emerging growth company [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act [ ].

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report [√].

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements [ ].

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b) [ ].

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes [ ] No [√]

At December 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the common stock held by nonaffiliates of the registrant was $105,859,813. Determination of stock ownership by affiliates was made solely for the purpose of responding to this requirement and registrant is not bound by this determination for any other purpose.

At August 23, 2023, the registrant had 13,962,628 shares of its common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Proxy Statement for the Annual Meeting of Shareholders to be held October 26, 2023, which will be filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report, are incorporated by reference into Part III.

TABLE OF CONTENTS

TWIN DISC, INC. - FORM 10-K
FOR THE YEAR ENDED JUNE 30, 2023

Item 1. Business

Twin Disc, Incorporated ("Twin Disc", or the "Company") was incorporated under the laws of the state of Wisconsin in 1918. Twin Disc designs, manufactures and sells marine and heavy duty offhighway power transmission equipment. The Company has manufacturing locations in the United States, Belgium, Italy, Switzerland and the Netherlands. In addition to these countries, it has distribution locations in Singapore, China, Australia and Japan. Products offered include: marine transmissions, azimuth drives, surface drives, propellers and boat management systems as well as power-shift transmissions, hydraulic torque converters, power take-offs, industrial clutches and controls systems. The Company sells its products to customers primarily in the pleasure craft, commercial and military marine markets, as well as in the energy and natural resources, government and industrial markets. The Company's worldwide sales to both domestic and foreign customers are transacted through a direct sales force and a distributor network. The products described above have accounted for more than 90% of revenues in each of the last three fiscal years.

Most of the Company's products are machined from cast iron, forgings, cast aluminum and bar steel which generally are available from multiple sources and which are believed to be in adequate supply.

The Company has applied for patents in both the United States and certain foreign countries on inventions made in the course of its development work for which commercial applications are considered probable. The Company regards its patents collectively as important but does not consider its business dependent upon any one of such patents.

The business is not considered to be seasonal except to the extent that employee vacations and plant shutdowns, particularly in Europe, occur mainly in the months of July and August, curtailing production during that period.

The Company's products receive direct widespread competition, including from divisions of other larger independent manufacturers. The Company also competes for business with parts manufacturing divisions of some of its major customers. The primary competitive factors for the Company's products are design, technology, performance, price, service and availability. The Company's top ten customers accounted for approximately 47% and 50% of the Company's consolidated net sales during the years ended June 30, 2023 and June 30, 2022, respectively. Included in the Company's top ten customers, there was one customer, an authorized distributor of the Company, that accounted for 10% of consolidated net sales in fiscal year 2023.

Unfilled open orders for the next six months of $119.2 million at June 30, 2023 compares to $101.2 million at June 30, 2022. Since orders are subject to cancellation and rescheduling by the customer, the sixmonth order backlog is considered more representative of operating conditions than total backlog. However, as procurement and manufacturing "lead times" change, the backlog will increase or decrease, and thus it does not necessarily provide a valid indicator of the shipping rate. Cancellations are generally the result of rescheduling activity and do not represent a material change in total backlog.

Management recognizes that there are attendant risks that foreign governments may place restrictions on dividend payments and other movements of money, but these risks are considered low due to the relatively low investment within individual countries that have currency movement restrictions. No material portion of the Company's business is subject to renegotiation of profits or termination of contracts at the election of the U.S. government.

Engineering and development costs include research and development expenses for new product development and major improvements to existing products, and other costs for ongoing efforts to refine existing products. Research and development costs charged to operations totaled $2.5 million and $1.6 million in fiscal 2023 and 2022, respectively. Total engineering and development costs were $8.7 million and $8.8 million in fiscal 2023 and 2022, respectively.

Compliance with federal, state and local provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, is not anticipated to have a material effect on capital expenditures, earnings or the competitive position of the Company.

The number of persons employed by the Company at June 30, 2023 and June 30, 2022 was 739 and 761, respectively. The Company believes that its continued success is a direct result of its talent. As such, the Company strives to be an employer of choice in every community in which it operates. It does this by fostering a fair, respectful, inclusive and safe work environment and culture shaped with its core values of customer focus, integrity, accountability, teamwork, and innovation.

A summary of financial data by segment, geographic area, and classes of products that accounted for more than 10% of consolidated sales revenues for the years ended June 30, 2023 and 2022 appears in Note J, Business Segments and Foreign Operations, to the consolidated financial statements.

The Company's website address is www.twindisc.com. **The Company makes available free of charge (other than an investor's own internet access charges) through its website the Company's Annual Report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to those reports, as soon as reasonably practicable after it electronically files such material with, or furnishes such material to, the United States Securities and Exchange Commission.** The SEC maintains an internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers, such as the Company, that file electronically with the SEC. In addition, the Company makes available, through its website, important corporate governance materials. This information is also available from the Company upon request. The Company is not including the information contained on or available through its website as a part of, or incorporating such information by reference to, this Annual Report on Form 10-K.

Item 1A. Risk Factors

The Company's business involves various risk factors. The following information about these risks should be considered carefully together with other information contained in this report. The risks described below are not the only risks the Company faces. Additional risks not currently known, deemed immaterial or that could apply to any issuer may also result in adverse results for the Company's business.

As a global company, the Company is subject to currency fluctuations and a significant movement between the U.S. dollar and the euro exchange rate, in particular, could have an adverse effect on its profitability. Although the Company's financial results are reported in U.S. dollars, a significant portion of its sales and operating costs are realized in euros and other foreign currencies. The Company's profitability is affected by movements of the U.S. dollar against the euro and the other currencies in which it generates revenues and incurs expenses. Significant long-term fluctuations in relative currency values, in particular a significant change in the exchange rate between the U.S. dollar and the euro, could have an adverse effect on the Company's profitability and financial condition.

The Company continues to be adversely affected by the economic disruptions caused by the global coronavirus pandemic. In March 2020, the World Health Organization ("WHO") declared that a new strain of coronavirus that originated in Wuhan, China, and has rapidly spread around the world ("COVID-19") is a pandemic that poses significant risk to the international community. This outbreak contributed to shelter-in-place policies, unexpected factory closures, supply chain disruptions, and market volatility causing substantial declines in market capitalization, and occurring in the midst of an already challenging economic environment in some of our markets, most notably the oil and gas market. As a result of the outbreak, starting in March 2020 and intermittently through June 30, 2023, the Company suspended or reduced its operations, in whole or in part, in several of its locations. The Company's businesses operate in market segments impacted by COVID-19. Operating during a global pandemic has exposed the Company to a number of material risks, including diminished demand for our products and our customers' products, suspensions in the operations of our and our suppliers' manufacturing facilities, maintenance of appropriate labor levels, our ability to ship products to our customers, interruptions in our supply chains and distribution systems, access to capital and potential increases to the cost of capital, collection of trade receivables in accordance with their terms and potential further impairment of long-lived assets; all of which, in the aggregate, have had an adverse effect on the Company's business, financial condition, results of operations and cash flows. Management continues to monitor the global situation and its effect on financial condition, liquidity, operations, suppliers, industry and workforce. The Company remains unable to estimate the full extent or nature of the impact of COVID-19.

Certain of the Company's products are directly or indirectly used in oil exploration and oil drilling and are thus dependent upon the strength of those markets and oil prices. In recent years, the Company has seen significant variations in the sales of its products that are used in oil and energy related markets. The variability in these markets has been defined by the change in oil prices and the global demand for oil. Significant decreases in oil prices and reduced demand for oil and capital investment in the oil and energy markets adversely affect the sales of these products and the Company's profitability. The cyclical nature of the global oil and gas market presents the ongoing possibility of a severe cutback in demand, which would create a significant adverse effect on the sales of these products and ultimately on the Company's profitability.

Many of the Company's product markets are cyclical in nature or are otherwise sensitive to volatile or unpredictable factors. A downturn or weakness in overall economic activity or fluctuations in those other factors could have a material adverse effect on the Company's overall financial performance. Historically, sales of many of the products that the Company manufactures and sells have been subject to cyclical variations caused by changes in general economic conditions and other factors. In particular, the Company sells its products to customers primarily in the pleasure craft, commercial and military marine markets, as well as in the energy and natural resources, government and industrial markets. The demand for the products may be impacted by the strength of the economy generally, governmental spending and appropriations, including security and defense outlays, fuel prices, interest rates, as well as many other factors. Adverse economic and other conditions may cause the Company's customers to forego or otherwise postpone purchases in favor of repairing existing equipment.

In the event of an increase in the global demand for steel, the Company could be adversely affected if it experiences shortages of raw castings and forgings used in the manufacturing of its products. With the continued advancement of certain developing economies, in particular China and India, the global demand for steel has risen significantly in recent years. The Company selects its suppliers based on a number of criteria, and the Company expects that they will be able to support its needs. However, there can be no assurance that a significant increase in demand, capacity constraints or other issues experienced by the Company's suppliers will not result in shortages or delays in their supply of raw materials to the Company. If the Company were to experience a significant or prolonged shortage of critical components from any of its suppliers, particularly those who are sole sources, and could not procure the components from other sources, the Company would be unable to meet its production schedules for some of its key products and would miss product delivery dates which would adversely affect its sales, profitability and relationships with its customers.

The Company continues to face the prospect of increasing commodity costs, including steel, other raw materials and energy that could have an adverse effect on future profitability. In addition, developments in tariff regulations in the U.S. and foreign jurisdictions have resulted in uncertainty regarding international trade policies and future commodity prices, contributing to an increased risk of higher commodity costs that could have an adverse impact on the Company's profitability, financial condition and results of operations. The Company's profitability is dependent, in part, on commodity costs. To date, the Company has been successful with offsetting the effects of increased commodity costs through cost reduction programs and pricing actions. However, if material prices were to continue to increase at a rate that could not be recouped through product pricing or cost reductions, it could potentially have an adverse effect on the Company's future profitability.

The Company anticipates that additional tariffs or trade restrictions resulting from "trade wars" could result in an increase in its cost of sales and there can be no assurance that the Company would be able to pass any of the increases in raw material costs directly resulting from additional tariffs to its customers. Given that it procures many of the raw materials that it uses to create its products directly or indirectly from outside of the United States, the imposition of tariffs and other potential changes in U.S. trade policy could increase the cost or limit the availability of such raw materials, which could hurt its competitive position and adversely impact its business, financial condition and results of operations. In addition, the Company sells a significant proportion of its products to customers outside of the United States. Retaliatory actions by other countries could result in increases in the price of its products, which could limit demand for such products, hurt its global competitive position and have a material adverse effect on the Company's business, financial condition and results of operations.

If the Company were to lose business with any key customers, the Company's business would be adversely affected. Although there was only one customer that accounted for 10% or more of consolidated net sales in fiscal 2023, deterioration of a business relationship with one or more of the Company's significant customers would cause its sales and profitability to be adversely affected. Although the Company's accounts receivable are dispersed among a large customer base, a significant change in the liquidity or financial position of any one of its largest customers could have a material adverse impact on the collectability of its accounts receivable and future operating results.

The termination of relationships with the Company's suppliers, or the inability of such suppliers to perform, could disrupt its business and have an adverse effect on its ability to manufacture and deliver products. The Company relies on raw materials, component parts, and services supplied by outside third parties. If a supplier of significant raw materials, component parts or services were to terminate its relationship with the Company, or otherwise cease supplying raw materials, component parts, or services consistent with past practice, the Company's ability to meet its obligations to its customers may be affected. Such a disruption with respect to numerous products, or with respect to a few significant products, could have an adverse effect on the Company's profitability and financial condition.

A significant design, manufacturing or supplier quality issue could result in recalls or other actions by the Company that could adversely affect profitability. As a manufacturer of highly engineered products, the performance, reliability and productivity of the Company's products are some of its competitive advantages. While the Company prides itself on implementing procedures to ensure the quality and performance of its products and suppliers, a significant quality or product issue, whether due to design, performance, manufacturing or supplier quality issue, could lead to warranty actions, scrapping of raw materials, finished goods or returned products, the deterioration in a customer relationship, or other action that could adversely affect warranty and quality costs, future sales and profitability.

The Company faces risks associated with its international sales and operations that could adversely affect its business, results of operations or financial condition. Sales to customers outside the United States approximated 65% of the Company's consolidated net sales for fiscal 2023. The Company has international manufacturing operations in Belgium, Italy, the Netherlands and Switzerland. In addition, the Company has international distribution operations in Singapore, China, Australia, Japan, Italy, Belgium, and India. The Company's international sales and operations are subject to a number of risks, including:

- ⇒ currency exchange rate fluctuations
- ⇒ export and import duties, changes to import and export regulations, and restrictions on the transfer of funds, including dividends
- ⇒ problems with the transportation or delivery of its products
- ⇒ issues arising from cultural or language differences
- ⇒ potential social and labor unrest as well as public health and political crises
- ⇒ longer payment cycles and greater difficulty in collecting accounts receivables
- ⇒ compliance with trade and other laws in a variety of jurisdictions
- ⇒ changes in tax law
- ⇒ compliance with the Foreign Corrupt Practices Act

These factors could adversely affect the Company's business, results of operations or financial condition.

A material disruption at the Company's manufacturing facility in Racine, Wisconsin could adversely affect its ability to generate sales and meet customer demand. The majority of the Company's manufacturing, based on fiscal 2023 sales, came from its facility in Racine, Wisconsin. If operations at this facility were to be disrupted as a result of significant equipment failures, natural disasters, power outages, fires, explosions, adverse weather conditions, labor force disruptions or other reasons, the Company's business and results of operations could be adversely affected. Interruptions in production would increase costs and reduce sales. Any interruption in production capability could require the Company to make substantial capital expenditures to remedy the situation, which could negatively affect its profitability and financial condition. The Company maintains property damage insurance which it believes is adequate to reconstruct its facilities and equipment, as well as business interruption insurance to mitigate losses resulting from any production interruption or shutdown caused by an insured loss. However, any recovery under this insurance policy may not offset the lost sales or increased costs that may be experienced during the disruption of operations. Lost sales may not be recoverable under the policy and long-term business disruptions could result in a loss of customers. If this were to occur, future sales levels and costs of doing business, and therefore profitability, could be adversely affected.

The ability to service the requirements of debt depends on the ability to generate cash and/or refinance its indebtedness as it becomes due, and depends on many factors, some of which are beyond the Company's control. The Company entered into a credit agreement on June 29, 2018. The Company's ability to make payments on its indebtedness, including those under the credit agreement, and to fund planned capital expenditures, research and development efforts and other corporate expenses depends on the Company's future operating performance and on economic, financial, competitive, legislative, regulatory and other factors. Many of these factors are beyond its control. The Company cannot be certain that its business will generate sufficient cash flow from operations, or operating improvements will be realized or that future borrowings will be available to it in an amount sufficient to enable it to repay its indebtedness or to fund its other operating requirements. Significant delays in its planned capital expenditures may materially and adversely affect the Company's future revenue prospects.

Any failure to meet debt obligations and financial covenants, and maintain adequate asset-based borrowing capacity could adversely affect the Company's business and financial condition. The Company's three-year revolving credit facility expiring June 2025 is secured by certain personal property assets such as accounts receivable, inventory, and machinery and equipment. Under this agreement, the Company's borrowing capacity is based on the eligible balances of these assets and it is required to maintain sufficient asset levels at all times to secure its outstanding borrowings. The Company is also required to comply with a total funded debt to EBITDA ratio, a minimum fixed charge coverage ratio, and a minimum tangible net worth. If the Company does not meet these financial covenants as specified under the agreement, the Company may require forbearance or relief from its financial covenant violations from its senior lender or be required to arrange alternative financing. Failure to obtain relief from financial covenant violations or to obtain alternative financing, if necessary, would have a material adverse impact on the Company.

As of June 30, 2023, the Company had a borrowing capacity that exceeded its outstanding loan balance (see Note G, Debt, of the notes to the consolidated financial statements). Based on its annual financial plan, the Company believes that it will generate sufficient cash flow levels throughout fiscal 2024 to meet the required financial covenants under the agreements. However, as with all forward-looking information, there can be no assurance that the Company will achieve the planned results in future periods.

While the Company has obtained forgiveness of its Paycheck Protection Program Loan ("PPP loan"), it remains subject to audit under the program's rules and any resulting adverse audit findings of non-compliance can result in the repayment of a portion or all of the PPP loan. On April 17, 2020 the Company received proceeds of $8.2 million from a loan under the PPP of the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"), which it has used to retain employees, maintain payroll and make lease and utility payments. The Company accounted for the full proceeds as a loan. It obtained formal forgiveness of the full amount of the loan on June 16, 2021, and accounted for the forgiveness as income from extinguishment of loan in its statement of operations for the year ended June 30, 2021.

While the loan has been formally forgiven, under the terms of the PPP Loan, the Company remains subject to an audit by the Small Business Administration ("SBA") for a period of six years after forgiveness. The audit is intended to confirm the Company's eligibility for the PPP loan and the appropriateness of the PPP loan forgiveness. The Company is aware of the requirements of the PPP Loan and believes it is within the eligibility threshold and has used the loan proceeds in accordance with PPP loan forgiveness requirements. It has retained all necessary documentation in support of its eligibility, including gross receipts calculations, supporting payroll expenses and related information. However, no assurance is provided that the Company will satisfy fully all the requirements of an audit. If despite the Company's actions and certification that it satisfied all eligibility requirements for the PPP loan, it is later determined that it violated applicable laws or was otherwise ineligible to receive the PPP loan, it may be required to repay the PPP loan in its entirety in a lump sum or be subject to additional penalties, which could result in adverse publicity and damage to the Company's reputation. If these events were to transpire, they could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company carries a significant amount of intangible assets, but it may never fully realize the full value of these assets. The Company recorded significant non-cash goodwill impairment charges in fiscal 2020, as well as in prior fiscal years. As part of the acquisition of Veth Propulsion in July 2018, the Company acquired goodwill and intangible assets in the form of customer relationships, technology and knowhow and tradenames. In fiscal 2020, due to its assessment of the adverse economic consequences of the COVID-19 outbreak and the negative trends in its markets as explained in Note D, Intangible Assets, the Company recorded significant impairment charges, writing off all the goodwill in its books, as well as writing down some intangibles and other assets. In fiscal 2017 and 2016, when the Company's markets were significantly adversely affected by the global oil and gas decline, it recorded significant impairment charges related to two of its prior acquisitions. Any deterioration in the industries or businesses of the Company may trigger future non-cash impairment charges, which may have a material adverse effect to the Company's financial results.

The Company may experience negative or unforeseen tax consequences. The Company reviews the probability of the realization of its net deferred tax assets each period based on forecasts of taxable income in both the U.S. and foreign jurisdictions. This review uses historical results, projected future operating results based upon approved business plans, eligible carryforward periods, tax planning opportunities and other relevant considerations. Adverse changes in the profitability and financial outlook in the U.S. or foreign jurisdictions may require the creation of a valuation allowance to reduce the Company's net deferred tax assets. Such changes could result in material non-cash expenses in the period in which the changes are made and could have a material adverse impact on the Company's results of operations and financial condition. In fiscal 2021, the Company recorded a 100% allowance on its domestic deferred tax assets, totaling $15.9 million. At June 30, 2023 and 2022, the allowance totaled $22.3 million and $23.1 million, respectively.

Taxing authority challenges and changes to tax laws may lead to tax payments exceeding current reserves. The Company is subject to ongoing tax examinations in various jurisdictions. As a result, the Company may record incremental tax expense based on expected outcomes of such matters. In addition, the Company may adjust previously reported tax reserves based on expected results of these examinations. Such adjustments could result in an increase or decrease to the Company's effective tax rate.

Future changes in tax law in the United States or the various jurisdictions in which the Company operates and income tax holidays could have a material impact on the Company's effective tax rate, foreign rate differential, future income tax expense and cash flows.

Security breaches and other disruptions could compromise the Company's information system and expose the Company to liabilities, which would cause its business and reputation to suffer. In the ordinary course of its business, the Company collects and stores sensitive data, including its proprietary business information and that of its customers, suppliers and business partners, as well as personally identifiable information of its customers and employees, in its internal and external data centers, cloud services and on its networks. The secure processing, maintenance and transmission of this information is critical to the Company's operations and business strategy. Despite the Company's security measures, its information technology and infrastructure, and that of its partners, may be vulnerable to malicious attacks or breaches due to employee error, malfeasance or other disruptions, including as a result of rollouts of new systems. Any such breach or operational failure would compromise the Company's networks and/or that of its partners and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings and/or regulatory fines or penalties, including, among others, under the European Union's General Data Privacy Regulation, disrupt the Company's operations, damage its reputation and/or cause a loss of confidence in the Company's products and services, which could adversely affect its business, financial condition and results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The Company leases a facility in Milwaukee, Wisconsin, U.S.A., which serves as its corporate headquarters.

Manufacturing Segment

The Company owns two manufacturing, assembly and office facilities in Racine, Wisconsin, U.S.A., and one in Decima, Italy. The aggregate floor space of these three plants approximates 580,000 square feet. One of the Racine facilities is classified as an asset held for sale. The Company leases additional manufacturing, assembly and office facilities in, Sturtevant, Wisconsin; Lufkin, Texas; Limite sull'Arno, Italy; Papendrecht, Netherlands; Nivelles, Belgium; Novazzano, Switzerland; and Decima, Italy.

Distribution Segment

The Company also has operations in the following locations, all of which are leased and are used for sales offices, warehousing and light assembly or product service:

Brisbane, Queensland, Australia	Guangzhou, China
Perth, Western Australia, Australia	Chennai, India
Gold Coast, Queensland, Australia	Coimbatore, India
Singapore	Saitama City, Japan
Shanghai, China	

The Company believes its properties are well maintained and adequate for its present and anticipated needs.

Item 3. Legal Proceedings

Twin Disc is a defendant in certain product liability or related claims of which the ultimate outcome and liability to the Company, if any, are not presently determinable. Management believes that the final disposition of such litigation will not have a material impact on the Company's results of operations, financial position or cash flows.

Item 4. Mine Safety Disclosures

Not applicable.

Information About Our Executive Officers

Pursuant to General Instruction G(3) of Form 10K, the following list is included as an unnumbered Item in Part I of this Report in lieu of being included in the Proxy Statement for the Annual Meeting of Shareholders to be held on October 26, 2023.

Name	Age	Position
John H. Batten	58	President and Chief Executive Officer
Jeffrey S. Knutson	58	Vice President – Finance, Chief Financial Officer, Treasurer and Secretary

Officers are elected annually by the Board of Directors at the Board meeting held in conjunction with each Annual Meeting of the Shareholders. Each officer holds office until a successor is duly elected, or until he/she resigns or is removed from office.

John H. Batten, President and Chief Executive Officer. Effective October 2022, Mr. Batten was renamed President and Chief Executive Officer. Prior to that, Mr. Batten served as Chief Executive Officer since May 2019, President and Chief Executive Officer since July 2013, President and Chief Operations Officer since July 2008, Executive Vice President since October 2004, Vice President and General Manager – Marine Products since October 2001 and Commercial Manager – Marine since 1998. Mr. Batten joined Twin Disc in 1996 as an Application Engineer.

Jeffrey S. Knutson, Vice President – Finance, Chief Financial Officer, Treasurer and Secretary. Mr. Knutson was named Chief Financial Officer and Treasurer in June 2015. Mr. Knutson was named Vice President – Finance, Interim Chief Financial Officer and Interim Treasurer in February 2015. Mr. Knutson was appointed Corporate Secretary in June 2013, and was Corporate Controller from his appointment in October 2005 until August 2015. Mr. Knutson joined the Company in February 2005 as Controller of North American Operations. Prior to joining Twin Disc, Mr. Knutson held Operational Controller positions with Tower Automotive (since August 2002) and Rexnord Corporation (since November 1998).

Item 5. Market for the Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is traded on the NASDAQ Global Select Market under the symbol TWIN.

There were no dividend payments made in the fiscal years ended June 30, 2023 and 2022.

For information regarding the Company's equity-based compensation plans, see the discussion under Item 12 of this report. As of August 4, 2023, shareholders of record numbered 331.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 1, 2023 – April 28, 2023	0	NA	0	315,000
April 29, 2023 – May 26, 2023	0	NA	0	315,000
May 2, 2023 - June 30, 2023	0	NA	0	315,000
Total	**0**	**NA**	**0**	**315,000**

On February 1, 2008, the Board of Directors authorized the purchase of up to 500,000 shares of Common Stock at market values, of which 250,000 shares were purchased during fiscal 2009 and 125,000 shares were purchased during fiscal 2012. On July 27, 2012, the Board of Directors authorized the purchase of an additional 375,000 shares of Common Stock at market values. This authorization has no expiration. During the second quarter of fiscal 2013, the Company purchased 185,000 shares under this authorization. The Company did not make any purchases during fiscal 2022 and 2023. As of June 30, 2023, 315,000 shares remain authorized for purchase.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Special Note Regarding Smaller Reporting Company Status

Under SEC Release 33-10513; 34-83550, Amendments to Smaller Reporting Company Definition, the Company qualifies as a smaller reporting company based on its public float as of the last business day of the second quarter of fiscal 2023. Accordingly, it has scaled some of its disclosures of financial and non-financial information in this annual report. The Company will continue to determine whether to provide additional scaled disclosures of financial or non-financial information in future quarterly reports, annual reports and/or proxy statements if it remains a smaller reporting company under SEC rules.

Note on Forward-Looking Statements

This report contains statements (including but not limited to certain statements in Items 1, 3, and 7) that are forward-looking as defined by the Securities and Exchange Commission in its rules, regulations and releases. Forward-looking statements include the Company's description of plans and objectives for future operations and assumptions behind those plans. The words "anticipates," "believes," "intends," estimates," and "expects," or similar anticipatory expressions, usually identify forward-looking statements. These statements are based on management's current expectations that are based on assumptions that are subject to risks and uncertainties. Actual results may vary because of variations between these assumptions and actual performance. In addition, goals established by the Company should not be viewed as guarantees or promises of future performance. There can be no assurance the Company will be successful in achieving its goals.

The Company intends that such forward-looking statements qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. In addition to the assumptions and information referred to specifically in the forward-looking statements, other factors, including, but not limited to those factors discussed under Item 1A, Risk Factors, could cause actual results to be materially different from what is presented in any forward-looking statements. Accordingly, the making of such statements should not be regarded as a representation by the Company or any other person that the results expressed therein will be achieved. The Company assumes no obligation, and disclaims any obligation, to publicly update or revise any forward-looking statements to reflect subsequent events, new information, or otherwise.

Fiscal 2023 Compared to Fiscal 2022

Net Sales

Net sales for fiscal 2023 increased 14.0%, or $34.1 million, to $277.0 million from $242.9 million in fiscal 2022. The Company continued to experience growing demand across most of the markets served, following the unfavorable impact of the COVID-19 crisis on the Company's global markets in fiscal 2020 and 2021. While market demand was strong through the year, supply chain challenges again limited the Company's ability to deliver product during the fiscal year. The Company noted improving supply chain performance through the year, delivering sequential revenue improvements through the four quarters of fiscal 2023. Currency translation had an unfavorable impact on fiscal 2023 sales compared to the prior year totaling $11.5 million, primarily due to the weakening of the euro and Australian dollar against the U.S. dollar.

Sales for our manufacturing segment increased 12.2%, or $26.6 million, versus the same period last year. The largest improvement was seen at the Company's Veth propulsion operation in the Netherlands, which experienced a 17.1% increase in sales compared to fiscal 2022 despite a $3.2 million unfavorable currency translation impact. The primary driver for this increase was growing demand for the Company's innovative propulsion solutions around the globe, partially offset by supply chain challenges limiting shipments. The Company's domestic manufacturing operation experienced a 9.6% increase in sales in fiscal 2023, driven by continued strong demand across the product portfolio, with particular strength in demand for oil and gas related products for both new construction and rebuilds. The Company's Italian manufacturing operations reported a 14.4% increase in sales from fiscal 2022, despite an unfavorable currency translation impact, thanks to recovering European markets following the negative impact of the COVID-19 pandemic. The Company's Belgian manufacturing operation saw a 12.3% increase in sales from fiscal 2022 despite an unfavorable foreign exchange impact, with strength in the global marine markets it serves. The Company's Swiss manufacturing operation, which supplies customized propellers for the global mega yacht and patrol boat markets, experienced a 16.4% increase in sales compared to fiscal 2022, primarily due to a recovering European marine market.

Sales for our distribution segment were up 14.3%, or $15.2 million, compared to fiscal 2022, with improving global demand and product delivery from the manufacturing operations. The Company's Asian distribution operation in Singapore, China and Japan experienced a 7.4% increase in sales due to the recovering global demand following the impacts of COVID-19 and continued strength in Chinese demand for oil and gas related products. The Company's European distribution operation saw a slight increase in sales of 2.1%, as improving demand was offset by an unfavorable currency translation impact and supply chain challenges limiting shipment of goods from the production operations. The Company's North American distribution operation experienced significant revenue growth of 35.7% as supply chain challenges eased somewhat, allowing for a catch-up in deliveries against a strong demand backdrop. The Company's distribution operation in Australia, which provides boat accessories, propulsion and marine transmission systems primarily for the pleasure craft market, saw a 14.4% sales increase, driven by strong demand for the Company's product in the pleasure craft market.

Net sales for the Company's marine transmission, propulsion and boat management systems were up 17.2% in fiscal 2023 compared to the prior fiscal year. This increase reflects a general strengthening of the global economy following the negative impact of the COVID-19 pandemic in fiscal 2022, continued global growth of the Veth product and a general easing of supply chain constraints during the second half of the fiscal year. In the off-highway transmission market, the year-over-year increase of 12.5% can also be attributed primarily to the global recovery following the impact of the COVID-19 pandemic, with particular strength in North American aftermarket product sales for the oil and gas industry. Sale of the Company's pressure pumping transmission systems into China also remains strong. The decrease experienced in the Company's industrial products of 7.2% was a function of a stronger fiscal 2022 driven by the catch-up in demand after a pause during the COVID-19 pandemic, along with a softening in order rates during the second half of the fiscal year.

Geographically, sales to the U.S. and Canada improved 22% in fiscal 2023 compared to fiscal 2022, representing 38% of consolidated sales for fiscal 2023 compared to 36% in fiscal 2022. The increase is primarily due to the continuing economic recovery following the COVID-19 pandemic, with strong demand experienced across the markets served by the Company. Sales into the Asia Pacific market improved 13% compared to fiscal 2022 and represented approximately 23% of sales in fiscal 2023, compared to 23% in fiscal 2022. The increase in fiscal 2023 reflects a continued strong Australian pleasure craft market, continued demand for the Company's oil and gas transmissions by the Chinese market and a general economic recovery following the COVID-19 pandemic. Sales into the European market improved approximately 11% from fiscal 2022 levels while accounting for 30% of consolidated net sales in fiscal 2023 compared to 31% of net sales in fiscal 2022. The region enjoyed strong demand across the end markets served, limited somewhat by supply chain challenges, but overcoming an unfavorable currency exchange impact. See Note J, Business Segments and Foreign Operations, of the notes to the consolidated financial statements for more information on the Company's business segments and foreign operations.

Gross Profit

In fiscal 2023, gross profit improved $5.5 million, or 8.0%, to $74.3 million on a sales increase of $34.0 million. Gross profit as a percentage of sales decreased 150 basis points in fiscal 2023 to 26.8%, compared to 28.3% in fiscal 2022.

There were a number of factors that impacted the Company's overall gross profit rate in fiscal 2023. Gross profit for the year was primarily impacted by improved volumes (approximately $9.6 million) and a more favorable product mix (approximately $1.5 million). This was driven by the global economic recovery that started in fiscal 2021 following the impact of the COVID-19 pandemic and an increase in the sales of high-margin oil and gas transmissions and parts. The Company experienced a negative impact to margins from inflationary cost pressures, primarily through the first three quarters of the fiscal year ($3.7 million). In addition, the prior year result included the net favorable impact on margins from the recording of benefits related to COVID-19 relief programs of the U.S. and the Netherlands, totaling $2.0 million.

Marketing, Engineering and Administrative (ME&A) Expenses

Marketing, engineering, and administrative (ME&A) expenses of $62.2 million were up $2.2 million, or 3.6%, in fiscal 2023 compared to the prior fiscal year. As a percentage of sales, ME&A expenses decreased to 22.5% of sales versus 24.7% of sales in fiscal 2022. The increase in ME&A spending in fiscal 2023 compared to the prior year was driven by the incremental impact of prior year COVID subsidies ($2.1 million), increased professional fees ($0.7 million), increased salaries and benefits ($0.8 million), increased marketing activities ($0.9 million), higher travel expense ($0.7 million) and increased stock-based compensation ($0.6 million). These increases were partially offset by a reduction in the global bonus expense ($2.0 million) and a currency exchange driven decrease ($1.6 million).

Restructuring of Operations

During the course of fiscal 2023 and fiscal 2022 the Company incurred $0.2 million and $1.0 million in restructuring charges, respectively. These charges relate to a continued restructuring program at the Company's Belgian operation to focus resources on core manufacturing process, while allowing for savings on the outsourcing of non-core processes.

Interest Expense

Interest expense of $2.3 million for fiscal 2023 was $0.2 million higher than fiscal 2022 due to an increased average interest rate, partially offset by a lower average balance on the domestic revolver.

Other Income, Net

In fiscal 2023, other income, net, of $0.7 million declined by $3.0 million from the prior fiscal year other income, net, of $3.7 million. This change is primarily due to the impact of currency movements related to the euro.

Income Taxes

The effective tax rate for fiscal 2023 is 26.2% compared to 14.5% for fiscal 2022.

The Company maintains valuation allowances when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in the tax provision in the period of change. In determining whether a valuation allowance is required, the Company takes into account such factors as prior earnings history, expected future earnings, carry-back and carry-forward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset. In fiscal 2021, the Company evaluated the likelihood of whether the net domestic deferred tax assets would be realized and concluded that it is more likely than not that all of deferred tax assets would not be realized. Management believes that it is more likely than not that the results of future operations will not generate sufficient taxable income and foreign source income to realize all the domestic deferred tax assets, therefore, a valuation allowance in the amount of $15.9 million, was included in income tax expense (benefit) on the consolidated statement of operations, for fiscal year 2021. In fiscal year 2023 and 2022, the valuation allowance was $22.3 million and $23.1 million, respectively.

Order Rates

As of June 30, 2023, the Company's backlog of orders scheduled for shipment during the next six months (six-month backlog) was $119.2 million or approximately 18% higher than the six-month backlog of $101.2 million as of June 30, 2022. The increased backlog is primarily attributable to the improvement in order rates throughout the fiscal year resulting from the global economic recovery following the negative impact of the COVID-19 pandemic.

Liquidity and Capital Resources

Fiscal Years 2023 and 2022

The net cash provided by operating activities in fiscal 2023 totaled $22.9 million, an improvement of $31.2 million from the prior fiscal year cash used by operating activities of $8.3 million. The positive operating cash flow was created primarily by a strong earnings result and volume driven increases in current liabilities, only partially offset by an increase to trade receivables and a well-controlled inventory increase despite the volume gains. The Company has begun to make progress on its inventory reduction initiatives, driving a $4.9 million decrease during the second half of fiscal 2023.

The net cash used by investing activities for fiscal 2023 primarily represents capital spending of $7.9 million, partially offset by the sales of fixed assets totaling $7.2 million. The capital spending amount reflects a return to somewhat normalized capital spending levels, somewhat hampered by extended lead times on equipment resulting from global supply chain challenges.

The net cash used by financing activities relates primarily to repayments of long-term debt ($18.2 million), along with payments for withholding taxes on stock compensation ($0.5 million), payments on finance lease obligations ($0.6 million) and dividends paid to a non-controlling interest ($0.2 million). During fiscal 2023, the Company did not purchase any shares as part of its Board-authorized stock repurchase program. The Company has 315,000 shares remaining under its authorized stock repurchase plan.

Future Liquidity and Capital Resources

On June 29, 2018, the Company entered into a Credit Agreement (the "Credit Agreement") with BMO Harris Bank N.A. ("BMO") that provided for the assignment and assumption of the previously existing loans between the Company and Bank of Montreal (the "2016 Credit Agreement") and subsequent amendments into a term loan (the "Term Loan") and revolving credit loans (each a "Revolving Loan" and, collectively, the "Revolving Loans," and, together with the Term Loan, the "Loans"). Pursuant to the Credit Agreement, BMO agreed to make the Term Loan to the Company in a principal amount not to exceed $35.0 million and the Company may, from time to time prior to the maturity date, enter into Revolving Loans in amounts not to exceed, in the aggregate, $50.0 million (the "Revolving Credit Commitment"), subject to a Borrowing Base based on Eligible Inventory and Eligible Receivables. Subsequent amendments to the Credit Agreement reduced the Term Loan to $20.0 million, extended the maturity date of the Term Loan to March 4, 2026, and require the Company to make principal installment payments on the Term Loan of $0.5 million per quarter. In addition, under subsequent amendments to the Credit Agreement, BMO's Revolving Credit Commitment is currently $40.0 million. The Credit Agreement also allows the Company to obtain Letters of Credit from BMO, which if drawn upon by the beneficiary thereof and paid by BMO, would become Revolving Loans. Under the Credit Agreement, the Company may not pay cash dividends on its common stock in excess of $3.0 million in any fiscal year. The term of the Revolving Loans under the Credit Agreement currently runs through June 30, 2025.

Under the Credit Agreement as amended, interest rates are based on either the secured overnight financing rate ("SOFR") or the euro interbank offered rate (the "EURIBO Rate"). Loans are designated either as "SOFR Loans," which accrue interest at an Adjusted Term SOFR plus an Applicable Margin, or "Eurodollar Loans," which accrue interest at the EURIBO Rate plus an Applicable Margin. Amounts drawn on a Letter of Credit that are not timely reimbursed to the Bank bear interest at a Base Rate plus an Applicable Margin. The Company also pays a commitment fee on the average daily Unused Revolving Credit Commitment equal to an Applicable Margin. Currently, the Applicable Margins are between 1.25% and 2.75% for Revolving Loans and Letters of Credit; 1.375% and 2.875% for Term Loans; and .10% and .15% for the Unused Revolving Credit Commitment (each depending on the Company's Total Funded Debt to EBITDA ratio).

The Credit Agreement, as amended, requires the Company to meet certain financial covenants. Specifically, the Company's Total Funded Debt to EBITDA ratio may not exceed 3.50 to 1.00, and the Company's Fixed Charge Coverage Ratio may not be less than 1.10 to 1.00. The Company's Tangible Net Worth may not be less than $100 million plus 50% of positive Net Income for each fiscal year ending on or after June 30, 2023.

Borrowings under the Credit Agreement are secured by substantially all of the Company's personal property, including accounts receivable, inventory, machinery and equipment, and intellectual property. The Company has also pledged 100% of its equity interests in certain domestic subsidiaries and 65% of its equity interests in certain foreign subsidiaries. The Company also entered into a Collateral Assignment of Rights under Purchase Agreement for its acquisition of Veth Propulsion. To effect these security interests, the Company entered into various amendment and assignment agreements that consent to the assignment of certain agreements previously entered into between the Company and the Bank of Montreal in connection with the 2016 Credit Agreement. The Company also amended and assigned to BMO a Negative Pledge Agreement that it has previously entered into with Bank of Montreal, pursuant to which it agreed not to sell, lease or otherwise encumber real estate that it owns except as permitted by the Credit Agreement and the Negative Pledge Agreement.

The Company has also entered into a Deposit Account Control Agreement with the Bank, reflecting the Bank's security interest in deposit accounts the Company maintains with the Bank. The Bank may not provide a notice of exclusive control of a deposit account (thereby obtaining exclusive control of the account) prior to the occurrence or existence of a Default or an Event of Default under the Credit Agreement or otherwise upon the occurrence or existence of an event or condition that would, but for the passage of time or the giving of notice, constitute a Default or an Event of Default under the Credit Agreement.

Upon the occurrence of an Event of Default, BMO may take the following actions upon written notice to the Company: (1) terminate its remaining obligations under the Credit Agreement; (2) declare all amounts outstanding under the Credit Agreement to be immediately due and payable; and (3) demand the Company to immediately Cash Collateralize L/C Obligations in an amount equal to 105% of the aggregate L/C Obligations or a greater amount if BMO determines a greater amount is necessary. If such Event of Default is due to the Company's bankruptcy, the Bank may take the three actions listed above without notice to the Company.

The Company's balance sheet remains strong, there are no material off-balance-sheet arrangements, and it continues to have sufficient liquidity for its near-term needs. The Company had approximately $33.0 million of available borrowings under the Credit Agreement as of June 30, 2023. The Company expects to continue to generate enough cash from operations, as well as its credit facilities, to meet its operating and investing needs. As of June 30, 2023, the Company also had cash of $13.3 million, primarily at its overseas operations. These funds, with some restrictions and tax implications, are available for repatriation as deemed necessary by the Company. In fiscal 2024, the Company expects to contribute $0.6 million to its defined benefit pension plans, the minimum contribution required.

Net working capital decreased $3.8 million, or 3.0%, during fiscal 2023 and the current ratio (calculated as total current assets divided by total current liabilities) decreased from 2.5 at June 30, 2022 to 2.2 at June 30, 2023. The decrease in net working capital was primarily the result of an increase to trade payables ($8.0 million) and accrued liabilities ($11.0 million) resulting from growing demand and supply chain imbalances. Offsetting these movement were increases to trade receivables ($9.3 million - due to increased sales volume in the fourth quarter) and inventory ($4.8 million).

The Company expects capital expenditures to be approximately $9 million - $11 million in fiscal 2024. These anticipated expenditures reflect the Company's plans to invest in modern equipment to drive efficiencies, quality improvements and cost reductions.

Management believes that available cash, the credit facility, cash generated from future operations, and potential access to debt markets will be adequate to fund the Company's capital requirements for the foreseeable future.

Contractual Obligations

The Company's significant contractual obligations as of June 30, 2023 are discussed in Note H "Lease Obligations" in the Notes to Consolidated Financial Statements in Part II, Item 8 of this 2023 Annual Report on Form 10-K. There are no material undisclosed guarantees. As of June 30, 2023, the Company had no additional material purchase obligations other than those created in the ordinary course of business related to inventory and property, plant and equipment, which generally have terms of less than 90 days. The Company also has long-term obligations related to its postretirement plans which are discussed in detail in Note M "Pension and Other Postretirement Benefit Plans" in the Notes to Consolidated Financial Statements in Part II, Item 8 of this 2023 Annual Report on Form 10-K. Postretirement medical claims are paid by the Company as they are submitted, and they are anticipated to be $0.7 million in fiscal 2024 based on actuarial estimates; however, these amounts can vary significantly from year to year because the Company is self-insured. In fiscal 2024, the Company expects to contribute $0.6 million to its defined benefit pension plans, the minimum contribution required.

Other Matters

Critical Accounting Policies and Estimates

The preparation of this Annual Report requires management's judgment to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

The Company's significant accounting policies are described in Note A, Significant Accounting Policies, of the notes to the consolidated financial statements. Not all of these significant accounting policies require management to make difficult, subjective, or complex judgments or estimates. However, the policies management considers most critical to understanding and evaluating its reported financial results are the following:

Accounts Receivable

The Company performs ongoing credit evaluations of its customers and adjusts credit limits based on payment history and the customer's credit-worthiness as determined by review of current credit information. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience and any specific customer-collection issues. In addition, senior management reviews the accounts receivable aging on a monthly basis to determine if any receivable balances may be uncollectible. Although the Company's accounts receivable are dispersed among a large customer base, a significant change in the liquidity or financial position of any one of its largest customers could have a material adverse impact on the collectability of its accounts receivable and future operating results.

Inventory

Inventories are valued at the lower of cost or net realizable value (or lower of cost or market where appropriate). Cost has been determined by the last-in, first-out (LIFO) method for the majority of the inventories located in the United States, and by the first-in, first-out (FIFO) method for all other inventories. Management specifically identifies obsolete products and analyzes historical usage, forecasted production based on future orders, demand forecasts, and economic trends when evaluating the adequacy of the reserve for excess and obsolete inventory. The adjustments to the reserve are estimates that could vary significantly, either favorably or unfavorably, from the actual requirements if future economic conditions, customer demand or competitive conditions differ from expectations.

Assets Held for Sale

Assets that will be recovered principally through sale rather than in its continuing use in operations are reclassified out of property, plant and equipment and into assets held for sale if all of the following criteria are met: (a) management, having the authority to approve the action, commits to a plan to sell the asset(s); (b) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; (c) an active program to locate a buyer, and other actions required to complete the plan to sell the asset have been initiated; (d) the sale of the asset is probable and the transfer of the asset is expected to qualify for recognition as a completed sale within a year; (e) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (f) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that plan will be withdrawn.

Assets held for sale are carried at fair value less costs to sell, or net book value, whichever is lower. The Company ceases to record depreciation expense at the time of designation as held for sale.

Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. When triggering events are identified, the Company performs undiscounted operating cash flow analyses to determine if an impairment exists for property, plant and equipment and other long-lived assets, including intangible assets. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Fair value is primarily determined using discounted cash flow analyses; however, other methods may be used to substantiate the discounted cash flow analyses, including third party valuations when necessary.

Warranty

The Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its suppliers. However, its warranty obligation is affected by product failure rates, the extent of the market affected by the failure and the expense involved in satisfactorily addressing the situation. The warranty reserve is established based on the Company's best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. When evaluating the adequacy of the reserve for warranty costs, management takes into consideration the term of the warranty coverage, historical claim rates and costs of repair, knowledge of the type and volume of new products and economic trends. While the Company believes that the warranty reserve is adequate and that the judgment applied is appropriate, such amounts estimated to be due and payable in the future could differ materially from what actually transpires.

Pension and Other Postretirement Benefit Plans

The Company provides a wide range of benefits to employees and retired employees, including pensions and postretirement health care coverage. Plan assets and obligations are recorded annually based on the Company's measurement date utilizing various actuarial assumptions such as discount rates, expected return on plan assets, compensation increases, retirement and mortality tables, and health care cost trend rates as of that date. The approach used to determine the annual assumptions are as follows:

- *Discount Rate* – based on the Willis Towers Watson BOND:Link model at June 30, 2023 as applied to the expected payouts from the pension plans. This yield curve is made up of Corporate Bonds rated AA or better.
- *Expected Return on Plan Assets* – based on the expected long-term average rate of return on assets in the pension funds, which is reflective of the current and projected asset mix of the funds and considers historical returns earned on the funds.
- *Compensation Increase* – reflect the long-term actual experience, the near-term outlook and assumed inflation.
- *Retirement and Mortality Rates* – based upon the Society of Actuaries PRI-2012 base tables for annuitants and non-annuitants, adjusted for generational mortality improvement based on the Society of Actuaries modified MP-2021 projection scale.
- *Health Care Cost Trend Rates* – developed based upon historical cost data, near-term outlook and an assessment of likely long-term trends.

Measurements of net periodic benefit cost are based on the assumptions used for the previous year-end measurements of assets and obligations. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions when appropriate. The effects of the modifications are recorded currently or amortized over future periods. Based on information provided by its independent actuaries and other relevant sources, the Company believes that the assumptions used are reasonable; however, changes in these assumptions could impact the Company's financial position, results of operations or cash flows.

In the fourth quarter of fiscal year 2023, the Company voluntarily changed its method of accounting for recognizing actuarial gains and losses for its defined benefit pension and postretirement benefit plans. Under the accounting method change, accumulated actuarial gains and losses as determined upon the annual remeasurement of projected benefit obligation and plan assets are recognized sooner in earnings through net periodic benefit cost within Other Income (Expense) on the Consolidated Statement of Operations and Comprehensive Income (Loss).

Income Taxes and Valuation Allowances

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company maintains valuation allowances when it is more likely than not that all or a portion of a deferred tax asset will not be realized. In determining whether a valuation allowance is required, the Company considers such factors as prior earnings history, expected future earnings, carry-back and carry-forward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset. Based on the above criteria the Company has determined that a full valuation allowance is appropriate as relates to its domestic operations. A full domestic valuation allowance of $22.3 million has been recognized at June 30, 2023. The recognition of a valuation allowance does not affect the availability of the tax credits as the Company realizes earnings.

Recently Issued Accounting Standards

See Note A, Significant Accounting Policies, of the notes to the consolidated financial statements for a discussion of recently issued accounting standards.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

The Company is electing not to provide this disclosure due to its status as a Smaller Reporting Company.

Item 8. Financial Statements and Supplementary

See Consolidated Financial Statements and Financial Statement Schedule.

Item 9. Change in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Conclusion Regarding Disclosure Controls and Procedures

As required by Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this report and under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that such disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and to provide reasonable assurance that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding disclosure.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

1. pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company,
2. provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and
3. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures included in such controls may deteriorate.

The Company conducted an evaluation of the effectiveness of its internal control over financial reporting based upon the framework (2013 edition) in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon such evaluation, the Company's management concluded that its internal control over financial reporting was effective as of June 30, 2023.

RSM US LLP, an independent registered public accounting firm, has audited the Company's internal control over financial reporting as of June 30, 2023, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

During the fourth quarter of fiscal 2023, there have not been any changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

Not applicable.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

For information with respect to the executive officers of the Registrant, see "Information About Our Executive Officers" at the end of Part I of this report.

For information with respect to the Directors of the Registrant, see "Election of Directors" in the Proxy Statement for the Annual Meeting of Shareholders to be held October 26, 2023, which is incorporated into this report by reference.

For information with respect to the Company's Code of Ethics, see "Guidelines for Business Conduct and Ethics" in the Proxy Statement for the Annual Meeting of Shareholders to be held October 26, 2023, which is incorporated into this report by reference. The Company's Code of Ethics is included on the Company's website, www.twindisc.com. If the Company makes any substantive amendment to the Code of Ethics, or grants a waiver from a provision of the Code of Ethics for its Chief Executive Officer, Chief Financial Officer or Chief Accounting Officer (or any person performing similar functions), it intends to disclose the nature of such amendment on its website within four business days of the amendment or waiver in lieu of filing a Form 8-K with the SEC.

For information with respect to procedures by which shareholders may recommend nominees to the Company's Board of Directors, see "Director Committee Functions: Nominating and Governance Committee" in the Proxy Statement for the Annual Meeting of Shareholders to be held October 26, 2023, which is incorporated into this report by reference. There were no changes to these procedures since the Company's last disclosure relating to these procedures.

For information with respect to the Audit Committee Financial Expert, see "Director Committee Functions: Audit Committee" in the Proxy Statement for the Annual Meeting of Shareholders to be held October 26, 2023, which is incorporated into this report by reference.

For information with respect to the Audit Committee Disclosure, see "Director Committee Functions: Audit Committee" in the Proxy Statement for the Annual Meeting of Shareholders to be held October 26, 2023, which is incorporated into this report by reference.

For information with respect to the Audit Committee Membership, see "Director Committee Functions: Committee Membership" in the Proxy Statement for the Annual Meeting of Shareholders to be held October 26, 2023, which is incorporated into this report by reference.

For information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934, see "Delinquent Section 16(a) Reports" in the Proxy Statement for the Annual Meeting of Shareholders to be held October 26, 2023, which is incorporated into this report by reference.

Item 11. Executive Compensation

The information set forth under the captions "Executive Compensation" and "Director Compensation" in the Proxy Statement for the Annual Meeting of Shareholders to be held on October 26, 2023, is incorporated into this report by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

For information regarding security ownership of certain beneficial owners and management, see the Proxy Statement for the Annual Meeting of Shareholders to be held on October 26, 2023 under the captions "Principal Shareholders" and "Directors and Executive Officers" and incorporated into this report by reference.

For information regarding securities authorized for issuance under equity compensation plans of the Company, see "Equity Compensation Plan Information" in the Proxy Statement for the Annual Meeting of Shareholders to be held on October 26, 2023, which is incorporated into this report by reference.

There are no arrangements known to the Registrant, the operation of which may at a subsequent date result in a change in control of the Registrant.

Item 13. Certain Relationships and Related Transactions, Director Independence

For information with respect to transactions with related persons and policies for the review, approval or ratification of such transactions, see "Corporate Governance – Review, Approval or Ratification of Transactions with Related Persons" in the Proxy Statement for the Annual Meeting of Shareholders to be held October 26, 2023, which is incorporated into this report by reference.

For information with respect to director independence, see "Corporate Governance – Board Independence" in the Proxy Statement for the Annual Meeting of Shareholders to be held October 26, 2023, which is incorporated into this report by reference.

Item 14. Principal Accounting Fees and Services

The Company incorporates by reference the information contained in the Proxy Statement for the Annual Meeting of Shareholders to be held October 26, 2023 under the headings "Fees to Independent Registered Public Accounting Firm" and "Pre-approval Policies and Procedures."

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a)(1) Consolidated Financial Statements

See Index to Consolidated Financial Statements and Financial Statement Schedule, the Report of Independent Registered Public Accounting Firm and the Consolidated Financial Statements, all of which are incorporated by reference.

(a)(2) Consolidated Financial Statement Schedule

See Index to Consolidated Financial Statements and Financial Statement Schedule, and the Consolidated Financial Statement Schedule, all of which are incorporated by reference.

(a)(3) Exhibits. See Exhibit Index included as the last page of this form, which is incorporated by reference.

**INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND
FINANCIAL STATEMENT SCHEDULE**

Schedules, other than those listed, are omitted for the reason that they are inapplicable, are not
required, or the information required is shown in the financial statements or the related notes.

Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors of Twin Disc, Incorporated

Opinion on the Internal Control Over Financial Reporting

We have audited Twin Disc, Incorporated's (the Company) internal control over financial reporting as of June 30, 2023, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2023, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of the Company and our report dated September 8, 2023 expressed an unqualified opinion.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying *Management's Report on Internal Control over Financial Reporting* in Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ RSM US LLP

Milwaukee, Wisconsin
September 8, 2023

Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors of Twin Disc, Incorporated

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Twin Disc, Incorporated (the Company) as of June 30, 2023 and 2022, the related consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended June 30, 2023, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of June 30, 2023, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated September 8, 2023, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Change in Accounting Principle

As discussed in Note A to the consolidated financial statements, the Company has elected to change its method of accounting for actuarial gains and losses related to its pension and other postretirement benefit plans during the year ended June 30, 2023. The Company adopted this change on a retrospective basis.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Deferred Tax Asset Valuation Allowance

As described in Note N to the consolidated financial statements the Company's gross deferred tax asset and valuation allowance was approximately $28,151,000 and $22,345,000, respectively, as of June 30, 2023. The Company recognizes deferred tax assets and liabilities for the expected future income tax consequences of events that have been recognized in the Company's financial statements. Valuation allowances are provided for deferred tax assets where it is considered more likely than not that the Company will not realize the benefit of such assets. In evaluating the realizability of deferred tax assets in future periods, the available positive and negative evidence, including projected future taxable income exclusive of reversing temporary differences, history of book losses, tax planning strategies and results of recent operations, are considered.

We identified management's determination of the value of deferred tax assets as a critical audit matter as there is significant judgment required by management to conclude that it is more likely than not that these deferred tax assets will be realized in future periods. In addition, the auditing of these elements involved complex and subjective auditor judgment, including the need to involve personnel with specialized skill and knowledge.

Our audit procedures to evaluate management's determination that sufficient taxable income will not be generated to realize deferred tax assets included the following, among others:

- We evaluated the design and operating effectiveness of internal controls over income taxes, specifically, those controls over the evaluation of the realizability of deferred tax assets.

- We evaluated the reasonableness of management's estimates in regard to the ability to generate future taxable income and utilize the deferred tax assets by evaluating: (i) the forecast of future taxable income, including testing of management's forecasts against the Company's historical performance, and (ii) testing management's assessment of the timing of future reversals of temporary differences.

- We utilized personnel with specialized knowledge and skill in income taxes and accounting for income taxes under Accounting Standards Codification (ASC) 740 to assist in the evaluation of management's assessment of positive and negative evidence and their conclusion that it is more likely than not that the Company will not realize the benefit of its deferred tax assets.

/s/ RSM US LLP

We have served as the Company's auditor since 2017.

Milwaukee, Wisconsin
September 8, 2023

TWIN DISC, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 30, 2023 and 2022
(In thousands, except share amounts)

	2023	As Adjusted 2022
ASSETS		
Current assets:		
Cash	$ 13,263	$ 12,521
Trade accounts receivable, net	54,760	45,452
Inventories	131,930	127,109
Assets held for sale	2,968	2,968
Prepaid expenses	8,459	7,756
Other	8,326	8,646
Total current assets	219,706	204,452
Property, plant and equipment, net	38,650	41,615
Right-of-use assets operating leases	13,133	12,685
Intangible assets, net	12,637	13,010
Deferred income taxes	2,244	2,178
Other assets	2,811	2,583
Total assets	$ 289,181	$ 276,523
LIABILITIES AND EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ 2,010	$ 2,000
Accounts payable	36,499	28,536
Accrued liabilities	61,586	50,542
Total current liabilities	100,095	81,078
Long-term debt	16,617	35,543
Lease obligations	10,811	10,575
Accrued retirement benefits	7,608	9,974
Deferred income taxes	3,280	3,802
Other long-term liabilities	5,253	5,363
Total liabilities	143,664	145,335
Twin Disc shareholders' equity		
Preferred shares authorized: 200,000; issued: none; no par value	—	—
Common shares authorized: 30,000,000; issued: 14,632,802; no par value	42,855	42,551
Retained earnings	120,299	109,919
Accumulated other comprehensive loss	(5,570)	(6,974)
	157,584	145,496
Less treasury stock, at cost (814,734 and 960,459 shares, respectively)	12,491	14,720
Total Twin Disc shareholders' equity	145,093	130,776
Noncontrolling interest	424	412
Total equity	145,517	131,188
Total liabilities and equity	$ 289,181	$ 276,523

The notes to consolidated financial statements are an integral part of these statements.

TWIN DISC, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
For the years ended June 30, 2023 and 2022
(In thousands, except per share amounts)

	2023	As Adjusted 2022
Net sales	$ 276,960	$ 242,913
Cost of goods sold	202,628	174,101
Gross profit	74,332	68,812
Marketing, engineering and administrative expenses	62,243	60,085
Restructuring expenses	177	973
Other operating income	(4,148)	(3,282)
Income from operations	16,060	11,036
Other income (expense):	(2,253)	(2,128)
Interest expense	658	3,693
Other income, net	(1,595)	1,565
Income before income taxes and noncontrolling interest	14,465	12,601
Income tax expense	3,788	1,823
Net income	10,677	10,778
Less: Net earnings attributable to noncontrolling interest, net of tax	(297)	(311)
Net income attributable to Twin Disc	$ 10,380	$ 10,467
Income per share data:		
Basic income per share attributable to Twin Disc common shareholders	$ 0.77	$ 0.78
Diluted income per share attributable to Twin Disc common shareholders	$ 0.75	$ 0.78
Weighted average shares outstanding data:		
Basic shares outstanding	13,468	13,353
Diluted shares outstanding	13,811	13,382
Comprehensive income (loss)		
Net income	$ 10,677	$ 10,778
Benefit plan adjustmentws, net of income taxes of $21 and $7, respectively	667	(2,635)
Foreign currency translation adjustment	634	(11,593)
Unrealized gain (loss) on hedges, net of income taxes of $0 and $235, respectively	54	2,250
Comprehensive income (loss)	12,032	(1,200)
Less: Comprehensive income attributable to noncontrolling interest	248	176
Comprehensive income (loss) attributable to Twin Disc	$ 11,783	$ (1,376)

The notes to consolidated financial statements are an integral part of these statements.

TWIN DISC, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended June 30, 2023 and 2022
(In thousands)

	2023	As Adjusted 2022
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 10,677	$ 10,778
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	9,359	9,547
Gain on sale of assets	(4,264)	(3,126)
Restructuring expenses	137	(1,328)
Provision for deferred income taxes	(634)	(849)
Stock compensation expense	2,996	2,428
Other, net	201	201
Changes in operating assets and liabilities		
Trade accounts receivable	(8,393)	(8,405)
Inventories	(2,750)	(18,552)
Other assets	476	(3,080)
Accounts payable	7,136	(638)
Accrued liabilities	9,785	8,581
Accrued retirement benefits	(1,828)	(3,870)
Net cash provided (used) by operating activities	22,898	(8,313)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of property, plant and equipment	(7,918)	(4,729)
Proceeds from sale of fixed assets	7,177	9,455
Proceeds on note receivable	—	500
Other, net	333	675
Net cash (used) provided by investing activities	(408)	5,901
CASH FLOWS FROM FINANCING ACTIVITIES:		
Borrowings under revolvong loan arrangements	81,620	104,473
Repayments of revolving loan arrangements	(97,774)	(95,704)
Repayments of other long-term debt	(2,037)	(3,081)
Payments of finance lease obligations	(621)	(933)
Dividends paid to noncontrolling interest	(236)	(214)
Payments of withholding taxes on stock compensation	(463)	(486)
Net cash (used) provided by financing activities	(19,511)	4,055
Effect of exchange rate changes on cash	(2,237)	(1,462)
Net change in cash	742	181
Cash:		
Beginning of period	12,521	12,340
End of period	$ 13,263	$ 12,521
Supplemental cash flow information:		
Cash paid during the year for:		
Interest	$ 2,162	$ 2,254
Income taxes	3,592	3,190

The notes to consolidated financial statements are an integral part of these statements.

TWIN DISC, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended June 30, 2023 and 2022
(In thousands)

	Twin Disc, Inc. Shareholders' Equity					
	Common Stock	**Retained Earnings**	**Accumulated Other Comprehensive Income (Loss)**	**Treasury Stock**	**Non-controlling Interest**	**Total Equity**
Balance at June 30, 2021 (As Adjusted)	$ 40,972	$ 99,452	$ 4,869	$ (15,083)	$ 450	$ 130,660
Net income		10,467			311	10,778
Translation adjustments			(11,458)		(135)	(11,593)
Benefit plan adjustments, net of tax			(2,635)			(2,635)
Unrealized loss on hedges, net of tax			2,250			2,250
Cash dividends					(214)	(214)
Compensation expense	2,428					2,428
Stock awards, net of tax	(849)			363		(486)
Balance at June 30, 2022 (As Adjusted)	42,551	109,919	(6,974)	(14,720)	412	131,188
Net income		10,380			297	10,677
Translation adjustments			683		(49)	634
Benefit plan adjustments, net of tax			667			667
Unrealized loss on hedges, net of tax			54			54
Cash dividends					(236)	(236)
Compensation expense	2,996					2,996
Stock awards, net of tax	(2,692)			2,229		(463)
Balance at June 30, 2023	$ 42,855	$ 120,299	$ (5,570)	$ (12,491)	$ 424	$ 145,517

The notes to consolidated financial statements are an integral part of these statements.

TWIN DISC, INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS AND PER SHARE DATA)

A. SIGNIFICANT ACCOUNTING POLICIES

Significant Accounting Policies

The following is a summary of the significant accounting policies followed in the preparation of these financial statements:

Consolidation Principles--The consolidated financial statements include the accounts of Twin Disc, Incorporated and its wholly-owned domestic and foreign subsidiaries. All significant intercompany transactions have been eliminated.

Basis of Presentations--The prior period financial information in the Company's consolidated financial statements reflects the retrospective effects from the fourth quarter 2023 change in accounting method related to the recognition of actuarial gains and losses for pension plans as discussed below.

Management Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual amounts could differ from those estimates.

Translation of Foreign Currencies--The financial statements of the Company's non-U.S. subsidiaries are translated using the current exchange rate for assets and liabilities and the weighted-average exchange rate for the year for revenues and expenses. The resulting translation adjustments are recorded as a component of accumulated other comprehensive income (loss), which is included in equity. Gains and losses from foreign currency transactions are included in earnings. Included in other (expense) income are foreign currency transaction gain (losses) of ($373) and $714 in fiscal 2023 and 2022, respectively.

Cash--The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalent. Under the Company's cash management system, cash balances at certain banks are funded when checks are presented for payment. To the extent that checks issued, but not yet presented for payment, exceed the balance on hand at the specific bank against which they were written, the amount of those un-presented checks is included in accounts payable. The Company maintains cash in bank accounts in excess of insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

Accounts Receivable--These represent trade accounts receivable and are stated net of an allowance for doubtful accounts of $1,221 and $1,741 at June 30, 2023 and 2022, respectively. The Company records an allowance for doubtful accounts for certain customers where a risk of default has been specifically identified as well as provisions determined on a general basis when it is believed that some default is probable and estimable. The assessment of likelihood of customer default is based on a variety of factors, including the length of time the receivables are past due, the historical collection experience and existing economic conditions. Various factors may adversely impact its customer's ability to access sufficient liquidity and capital to fund their operations and render the Company's estimation of customer defaults inherently uncertain. While the Company believes current allowances for doubtful accounts are adequate, it is possible that these factors may cause higher levels of customer defaults and bad debt expense in future periods.

Fair Value of Financial Instruments--The carrying amount reported in the consolidated balance sheets for cash, trade accounts receivable and accounts payable approximate fair value because of the immediate short-term maturity of these financial instruments**.** If measured at fair value, cash would be classified as Level 1 and all other items listed above would be classified as Level 2 in the fair value hierarchy, as defined in Note M, Pension and Other Postretirement Benefit Plans. The Company's borrowings under the revolving loan agreement, which is classified as long-term debt and consists of loans that are routinely borrowed and repaid throughout the year, approximate fair value at June 30, 2023. The Company's term loan borrowing, which is SOFR-based, approximates fair value at June 30, 2023. If measured at fair value in the financial statements, long-term debt (including any current portion) would be classified as Level 2 in the fair value hierarchy.

Derivative Financial Instruments--The Company has written policies and procedures that place all financial instruments under the direction of the Company's corporate treasury department and restrict all derivative transactions to those intended for hedging purposes. The use of financial instruments for trading purposes is prohibited. The Company uses derivative financial instruments to manage certain financial risks. The Company enters into forward contracts to reduce the earnings and cash flow impact of non-functional currency denominated receivables and payables. The Company uses interest rate swap contracts to reduce the exposure to variability in interest rates on floating debt borrowings. The Company designates certain financial instruments as cash flow hedges for accounting purposes. The Company designates certain financial instruments as net investment hedges to reduce the exposure in its foreign currency denominated net investments in wholly-owned subsidiaries. See Note R, Derivative Financial Instruments, for additional information.

Inventories--Inventories are valued at the lower of cost or net realizable value (or lower of cost or market where appropriate). Cost has been determined by the last in, first out (LIFO) method for the majority of inventories located in the United States, and by the first in, first out (FIFO) method for all other inventories. Management specifically identifies obsolete products and analyzes historical usage, forecasted production based on future orders, demand forecasts, and economic trends, among others, when evaluating the adequacy of the reserve for excess and obsolete inventory.

Assets Held for Sale--Assets that will be recovered principally through sale rather than in its continuing use in operations are reclassified out of property, plant and equipment and into assets held for sale if all of the following criteria are met: (a) management, having the authority to approve the action, commits to a plan to sell the asset(s); (b) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; (c) an active program to locate a buyer, and other actions required to complete the plan to sell the asset have been initiated; (d) the sale of the asset is probable and the transfer of the asset is expected to qualify for recognition as a completed sale within a year; (e) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (f) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that plan will be withdrawn.

Assets held for sale are carried at fair value less costs to sell, or net book value, whichever is lower. The Company ceases to record depreciation expense at the time of designation as held for sale. During fiscal 2022, the Company classified as and sold certain assets held for sale and recorded a net gain of $2,939. During fiscal 2023, the Company classified as and sold certain assets held for sale and recorded a net gain of $4,161. See Note P, Restructuring of Operations and Income from Extinguishment of Loan, for additional information.

Property, Plant and Equipment and Depreciation--Assets are stated at cost. Expenditures for maintenance, repairs and minor renewals are charged against earnings as incurred. Expenditures for major renewals and betterments are capitalized and depreciated. Depreciation is provided on the straightline method over the estimated useful lives of the assets. The lives assigned to buildings and related improvements range from 10 to 40 years, and the lives assigned to machinery and equipment range from 5 to 15 years. Upon disposal of property, plant and equipment, the cost of the asset and the related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in earnings. Fully depreciated assets are not removed from the accounts until physically disposed.

Right of Use Lease Assets--In accordance with ASC 842, the Company's leases, with lease periods longer than twelve months, are recorded on the consolidated balance sheets. These leases primarily consist of office and warehouse facilities, as well as production and office equipment.

The Company determines if an arrangement is a lease at contract inception. The lease term begins upon lease commencement, which is when the Company takes possession of the asset, and may include options to extend or terminate the lease when it is reasonably certain that such options will be exercised. As its lease agreements typically do not provide an implicit rate, the Company primarily uses an incremental borrowing rate based upon the information available at lease commencement. In determining the incremental borrowing rate, the Company considers its current borrowing rate, the lease period, and the economic environments where the lease activity is concentrated.

Impairment of Long-lived Assets--The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. When triggering events are identified, the Company performs undiscounted operating cash flow analyses to determine if an impairment exists for property, plant and equipment and other long-lived assets, including intangible assets. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Fair value is primarily determined using discounted cash flow analyses; however, other methods may be used to determine the fair value, including third party valuations when necessary.

Intangible Assets--Intangible assets primarily consist of customer relationships, technology and know-how, and tradenames, all of which are definite-lived. They were initially valued at fair value at acquisition, and are amortized over their respective useful lives on the basis of straight line or accelerated, as appropriate.

Pension and Other Postretirement Benefits Plans--The Company provides a wide range of benefits to employees and retired employees, including pensions and postretirement health care coverage. Plan assets and obligations are recorded annually based on the Company's measurement date utilizing various actuarial assumptions such as discount rates, expected return on plan assets, compensation increases, retirement and mortality tables, and health care cost trend rates as of that date.

Change in Accounting Method
During the fourth quarter of fiscal year 2023, the Company changed its accounting method related to the recognition of actuarial gains and losses for the Company's pension and postretirement benefit plans (the "Accounting change"). Prior to the Accounting change, actuarial gains and losses were recognized as a component of Accumulated other comprehensive income (loss) income upon annual remeasurement and were amortized into earnings in future periods when they exceeded the accounting corridor, a defined range within which amortization of net gains and losses is not required. Under the Accounting change, the accounting corridor of 10% of the greater of the projected benefit obligation and plan assets was modified to add full, immediate recognition above a second 20% threshold. Although the decision to make the Accounting change occurred in the fourth quarter of fiscal year 2023, the actual accounting method change was applied to all calculations for fiscal year end 2023, and retroactively applied to all other fiscal years presented in this Form 10-K.

Under the new accounting method, actuarial gains and losses are recognized in net periodic benefit cost through a Modified mark-to-market ("MMTM") (expense) benefit upon annual remeasurement in the fourth quarter, or on an interim basis as triggering events warrant remeasurement. The method for recognizing prior service credits (charges) as a component of Accumulated other comprehensive income (loss) and amortized into earnings in future periods is not changing. With respect to the recognition of actuarial gains and losses, while the historical principle was acceptable, the Company believes the Accounting change is preferable as it better aligns with fair value principles by recognizing the effects of economic and interest rate changes in plan assets and liabilities in the year in which the gains and losses are incurred to the degree such accumulated gains and losses exceed the new 20% threshold in addition to amortizing the amounts between the 10% and 20% thresholds over time. The Accounting change has been applied retrospectively to prior years presented. As of July 1, 2022, the cumulative effect of the change resulted in $25.1 million decrease to retained earnings and a corresponding $25.1 million increase to Accumulated other comprehensive income (loss), both net of tax of $0 ($7.9 million in deferred tax asset offset by $7.9 million valuation allowance).

See Notes M and S for further information regarding the impact of the Accounting change on the Company's current and prior consolidated financial statements.

Income Taxes--The Company recognizes deferred tax assets and liabilities for the expected future income tax consequences of events that have been recognized in the Company's financial statements. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which temporary differences are expected to reverse. Valuation allowances are provided for deferred tax assets where it is considered more likely than not that the Company will not realize the benefit of such assets. The Company evaluates its uncertain tax positions as new information becomes available. Tax benefits are recognized to the extent a position is more likely than not to be sustained upon examination by the taxing authority.

Revenue Recognition--Revenue from contracts with customers is recognized using a five-step model consisting of the following:

1. **Identify the contract with a customer**; The Company's customers consist of distributors and direct end-users. With regard to distributors, the Company generally has written distribution agreements which describe the terms of the distribution arrangement, such as the product range, the sales territory, product pricing, sales support, payment and returns policy, etc. Customer contracts are generally in the form of acknowledged purchase orders. Services to be rendered, as part of the delivery of those products, are also generally specified. Such services include installation reviews and technical commissioning.
2. **Identify the performance obligations in the contract**; The Company's performance obligations primarily consist of product delivery and certain service obligations such as technical commissioning, repair services, installation reviews, and shift development.
3. **Determine the transaction price**; The Company considers the invoice as the transaction price.
4. **Allocate the transaction price to the performance obligations in the contract**; The Company determined that the most relevant allocation method for its service obligations is to apply the expected cost plus appropriate margin. This is the Company's practice of billing for repairs, overhaul, and other product service related time incurred by its technicians.
5. **Recognize revenue**; Revenue is recognized as each performance obligation is satisfied which is typically when the Company transfers control of a good or service to a customer, which can occur over time or at a point in time. For technical commissioning, repairs, installation review, and shift development services, revenue is recognized upon completion of the service. The amount of revenue recognized is based on the consideration to which the Company expects to be entitled in exchange for those goods or services, including the expected value of variable consideration. The customer's ability and intent to pay the transaction price is assessed in determining whether a contract exists with the customer. If collectability of substantially all of the consideration in a contract is not probable, consideration received is not recognized as revenue unless the consideration is nonrefundable and the Company no longer has an obligation to transfer additional goods or services to the customer or collectability becomes probable.

Goods sold to third party distributors are subject to an annual return policy, for which a provision is made at the time of shipment based upon historical experience. Goods sold under bill and hold arrangements are recorded as revenue when control has been transferred to the customer and when the reason for the arrangement is substantive, when the product is identified as the customer's asset, when the product is ready for delivery to the customer, and when the Company cannot use the product or redirect the product to another customer.

Shipping and Handling Fees and Costs--The Company records revenue from shipping and handling costs in net sales. The cost associated with shipping and handling of products is reflected in cost of goods sold.

Recently Adopted Accounting Standards

In March 2022 and January 2021, the FASB issued guidance (ASU 2022-04 and ASU 2023-01, respectively), intended to provide optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions affected by the discontinuation of the London Interbank Offered Rate ("LIBOR") or by another reference rate expected to be discontinued. The amendments in this guidance are effective beginning on March 12, 2020, and the Company may elect to apply the amendments prospectively through December 31, 2022. The adoption of this guidance did not have a material impact on the Company's financial statements.

New Accounting Releases

In June 2016, the FASB issued updated guidance (ASU 2016-13) and also issued subsequent amendments to the initial guidance under ASU 2018-19, ASU 2019-04, ASU 2019-05 and ASU 2019-10 (collectively ASC 326). ASC 326 requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. This replaces the existing incurred loss model with an expected loss model and requires the use of forward-looking information to calculate credit loss estimates. The amendments in this guidance are effective for filers, excluding smaller reporting companies, for fiscal years beginning after December 15, 2019, and for smaller reporting companies for fiscal years beginning after December 15, 2022 (the Company's fiscal 2024), with early adoption permitted for certain amendments. ASC 326 must be adopted by applying a cumulative effect adjustment to retained earnings. The adoption of this guidance is not expected to have a material impact on the Company's financial statements.

Special Note Regarding Smaller Reporting Company Status

Under SEC Release 33-10513; 34-83550, Amendments to Smaller Reporting Company Definition, the Company qualifies as a smaller reporting company based on its public float as of the last business day of the second quarter of fiscal 2023. Accordingly, it has scaled some of its disclosures of financial and non-financial information in this annual report. The Company will continue to determine whether to provide additional scaled disclosures of financial or non-financial information in future quarterly reports, annual reports and/or proxy statements if it remains a smaller reporting company under SEC rules.

B. INVENTORIES

The major classes of inventories at June 30 were as follows:

	2023		2022	
Finished parts	$	66,956	$	65,789
Work in progress		23,374		19,801
Raw materials		41,600		41,519
	$	131,930	$	127,109

Inventories stated on a LIFO basis represent approximately 33% and 44% of total inventories at June 30, 2023 and 2022, respectively. The approximate current cost of the LIFO inventories exceeded the LIFO cost by $30,646 and $27,797 at June 30, 2023 and 2022, respectively. LIFO inventories were reduced during 2023, resulting in a liquidation of a LIFO inventory layer that was carried at a lower cost prevailing from a prior year, as compared with current costs in the current year ("LIFO decrement"). A LIFO decrement results in the erosion of layers created in earlier years, and, therefore, a LIFO layer is not created for years that have decrements. For the year ended June 30, 2023, the effect of this LIFO decrement decreased cost of goods sold by $3,865. There was no LIFO decrement for the year ended June 30, 2022.

The Company had reserves for inventory obsolescence of $12,858 and $11,557 at June 30, 2023 and 2022, respectively.

C. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at June 30 were as follows:

	2023		2022	
Land	$	2,148	$	2,163
Buildings		26,349		31,935
Machinery and equipment		148,088		146,054
		176,585		180,152
Less: accumulated depreciation		(137,935)		(138,537)
	$	38,650	$	41,615

Included in the above amounts are finance lease right-of-use assets of $4,427 and $4,805 for the years ended June 30, 2023 and 2022, respectively.

Depreciation expense for the years ended June 30, 2023 and 2022 was $6,400 and $6,374, respectively.

D. INTANGIBLE ASSETS

At June 30, the following acquired intangible assets have definite useful lives and are subject to amortization:

	Gross Carrying Amount	Accumulated Amortization/ Impairment	Net Book Value	Customer Relationship	Technology Know-how	Trade Name	Other
Balance at June 30, 2021	$ 41,142	$ (23,662)	$ 17,480	$ 10,321	$ 4,883	$ 1,282	$ 994
Addition	421	—	421	—	—	—	421
Amortization	—	(3,173)	(3,173)	(1,605)	(1,163)	(174)	(231)
Translation adjustment	(1,718)	—	(1,718)	(1,080)	(482)	(136)	(20)
Balance at June 30, 2022	39,845	(26,835)	13,010	7,636	3,238	972	1,164
Addition	2,204	—	2,204	—	—	—	2,204
Reduction	(10,506)	10,506	—				
Amortization	—	(2,959)	(2,959)	(1,340)	(1,202)	(39)	(378)
Translation adjustment	382	—	382	257	386	(265)	4
Balance at June 30, 2023	$ 31,925	$ (19,288)	$ 12,637	$ 6,553	$ 2,422	$ 668	$ 2,994

Other intangibles consist mainly of computer software. Amortization is recorded on the basis of straight-line or accelerated, as appropriate, over the estimated useful lives of the assets.

The weighted average remaining useful life of the intangible assets included in the table above is approximately 6 years.

Intangible amortization expense for the years ended June 30, 2023 and 2022 was $2,959 and $3,173, respectively. Estimated intangible amortization expense for each of the next five fiscal years is as follows:

Fiscal Year	
2024	3,268
2025	3,112
2026	2,208
2027	1,526
2028	1,422
Thereafter	1,101

The changes in the carrying amount of goodwill (impairment charges) are summarized as follows:

	Net Book Value Rollforward			Net Book Value By Reporting Unit	
	Gross Carrying Amount	Accumulated Impairment	Net Book Value	European Propulsion	European Industrial
Balance at June 30, 2021	$ 39,202	$ (39,202)	$ —	$ —	$ —
Translation adjustment	—	—	—	—	—
Balance at June 30, 2022	39,202	(39,202)	—	—	—
Translation adjustment	—	—	—	—	—
Balance at June 30, 2023	$ 39,202	$ (39,202)	$ —	$ —	$ —

E. ACCRUED LIABILITIES

Accrued liabilities at June 30 were as follows:

	2023	2022
Customer deposits	$ 22,937	$ 17,151
Salaries and wages	10,102	11,272
Warranty	2,970	2,724
Distributor rebates	3,620	2,627
Retirement benefits	1,693	1,738
Other	20,264	15,030
	$ 61,586	$ 50,542

F. WARRANTY

The Company warrants all assembled products, parts (except component products or parts on which written warranties are issued by the respective manufacturers thereof and are furnished to the original customer, as to which the Company makes no warranty and assumes no liability) and service against defective materials or workmanship. Such warranty generally extends from periods ranging from 12 months to 24 months. The Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its suppliers. However, its warranty obligation is affected by product failure rates, the number of units affected by the failure and the expense involved in satisfactorily addressing the situation. The warranty reserve is established based on the Company's best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. When evaluating the adequacy of the reserve for warranty costs, management takes into consideration the term of the warranty coverage, historical claim rates and costs of repair, knowledge of the type and volume of new products and economic trends. While the Company believes that the warranty reserve is adequate and that the judgment applied is appropriate, such amounts estimated to be due and payable in the future could differ materially from what actually transpires. The following is a listing of the activity in the warranty reserve during the years ended June 30:

	2023	2022
Reserve balance, July 1	$ 3,329	$ 4,369
Current period expense and adjustments	2,451	1,570
Payments or credits to customers	(2,268)	(2,501)
Translation adjustment	(36)	(109)
Reserve balance, June 30	$ 3,476	$ 3,329

The current portion of the warranty accrual ($2,970 and $2,724 for fiscal 2023 and 2022, respectively) is reflected in accrued liabilities, while the long-term portion ($506 and $605 for fiscal 2023 and 2022, respectively) is included in other long-term liabilities on the consolidated balance sheets.

G. DEBT

Long-term debt consisted of the following at June 30:

	2023	2022
Credit Agreement Debt		
Revolving loans (expire June 2025)	$ 7,094	$ 22,968
Term loan (due March 2026)	11,500	13,500
Other	33	75
Subtotal	18,627	36,543
Less: current maturities	(2,010)	(2,000)
Total long-term debt	$ 16,617	$ 34,543

Credit Agreement Debt:

On June 29, 2018, the Company entered into a Credit Agreement (the "Credit Agreement") with BMO Harris Bank N.A. ("BMO") that provided for the assignment and assumption of the previously existing loans between the Company and Bank of Montreal (the "2016 Credit Agreement") and subsequent amendments into a term loan (the "Term Loan") and revolving credit loans (each a "Revolving Loan" and, collectively, the "Revolving Loans," and, together with the Term Loan, the "Loans"). Pursuant to the Credit Agreement, BMO agreed to make the Term Loan to the Company in a principal amount not to exceed $35.0 million and the Company may, from time to time prior to the maturity date, enter into Revolving Loans in amounts not to exceed, in the aggregate, $50.0 million (the "Revolving Credit Commitment"), subject to a Borrowing Base based on Eligible Inventory and Eligible Receivables. Subsequent amendments to the Credit Agreement reduced the Term Loan to $20.0 million, extended the maturity date of the Term Loan to March 4, 2026, and require the Company to make principal installment payments on the Term Loan of $0.5 million per quarter. In addition, under subsequent amendments to the Credit Agreement, BMO's Revolving Credit Commitment is currently $40.0 million. The Credit Agreement also allows the Company to obtain Letters of Credit from BMO, which if drawn upon by the beneficiary thereof and paid by BMO, would become Revolving Loans. Under the Credit Agreement, the Company may not pay cash dividends on its common stock in excess of $3.0 million in any fiscal year. The term of the Revolving Loans under the Credit Agreement currently runs through June 30, 2025.

Under the Credit Agreement as amended, interest rates are based on either the secured overnight financing rate ("SOFR") or the euro interbank offered rate (the "EURIBO Rate"). Loans are designated either as "SOFR Loans," which accrue interest at an Adjusted Term SOFR plus an Applicable Margin, or "Eurodollar Loans," which accrue interest at the EURIBO Rate plus an Applicable Margin. Amounts drawn on a Letter of Credit that are not timely reimbursed to the Bank bear interest at a Base Rate plus an Applicable Margin. The Company also pays a commitment fee on the average daily Unused Revolving Credit Commitment equal to an Applicable Margin. Currently, the Applicable Margins are between 1.25% and 2.75% for Revolving Loans and Letters of Credit; 1.375% and 2.875% for Term Loans; and 0.10% and 0.15% for the Unused Revolving Credit Commitment (each depending on the Company's Total Funded Debt to EBITDA ratio).

The Credit Agreement, as amended, requires the Company to meet certain financial covenants. Specifically, the Company's Total Funded Debt to EBITDA ratio may not exceed 3.50 to 1.00, and the Company's Fixed Charge Coverage Ratio may not be less than 1.10 to 1.00. The Company's Tangible Net Worth may not be less than $100 million plus 50% of positive Net Income for each fiscal year ending on or after June 30, 2023.

Borrowings under the Credit Agreement are secured by substantially all of the Company's personal property, including accounts receivable, inventory, machinery and equipment, and intellectual property. The Company has also pledged 100% of its equity interests in certain domestic subsidiaries and 65% of its equity interests in certain foreign subsidiaries. The Company also entered into a Collateral Assignment of Rights under Purchase Agreement for its acquisition of Veth Propulsion. To effect these security interests, the Company entered into various amendment and assignment agreements that consent to the assignment of certain agreements previously entered into between the Company and the Bank of Montreal in connection with the 2016 Credit Agreement. The Company also amended and assigned to BMO a Negative Pledge Agreement that it has previously entered into with Bank of Montreal, pursuant to which it agreed not to sell, lease or otherwise encumber real estate that it owns except as permitted by the Credit Agreement and the Negative Pledge Agreement.

The Company has also entered into a Deposit Account Control Agreement with the Bank, reflecting the Bank's security interest in deposit accounts the Company maintains with the Bank. The Bank may not provide a notice of exclusive control of a deposit account (thereby obtaining exclusive control of the account) prior to the occurrence or existence of a Default or an Event of Default under the Credit Agreement or otherwise upon the occurrence or existence of an event or condition that would, but for the passage of time or the giving of notice, constitute a Default or an Event of Default under the Credit Agreement.

Upon the occurrence of an Event of Default, BMO may take the following actions upon written notice to the Company: (1) terminate its remaining obligations under the Credit Agreement; (2) declare all amounts outstanding under the Credit Agreement to be immediately due and payable; and (3) demand the Company to immediately Cash Collateralize L/C Obligations in an amount equal to 105% of the aggregate L/C Obligations or a greater amount if BMO determines a greater amount is necessary. If such Event of Default is due to the Company's bankruptcy, BMO may take the three actions listed above without notice to the Company.

The PPP Loan:

On April 17, 2020, the Company entered into a promissory note (the "PPP Loan") evidencing an unsecured loan in the amount of $8,200 made to the Company under the Payment Protection Plan ("PPP"). The PPP is a liquidity facility program established by the U.S. government as part of the CARES Act in response to the negative economic impact of the COVID-19 outbreak. The PPP Loan is funded by the Small Business Administration ("SBA") and administered by BMO. The PPP Loan has a two-year term and bears interest at a rate of 1.0% per annum. Monthly principal and interest payments were deferred until April 2022.

The PPP Loan is a forgivable loan to the extent proceeds are used to cover qualified documented payroll, mortgage interest, rent, and utility costs over a 24-week measurement period (as amended) following loan funding. For the loan to be forgiven, the Company was required to formally apply for forgiveness, and potentially, could be required to pass an audit that it met the eligibility qualifications of the loan.

In accounting for the terms of the PPP Loan, the Company is guided by ASC 470 *Debt*, and ASC 450-30 *Gain contingency*. Accordingly, it recorded the proceeds of the PPP Loan of $8,200 as debt and derecognized the liability when the loan was forgiven. The Company believed that the possibility of loan forgiveness was to be regarded as a contingent gain and therefore did not recognize the gain (and derecognize the loan) until all uncertainty was removed (i.e., all conditions for forgiveness are met). The Company applied for forgiveness, and on June 16, 2021, it was notified by BMO that the SBA remitted funds to BMO to repay the PPP Loan in full, evidencing that the PPP Loan was fully forgiven. The Company removed the balance of the PPP Loan from its consolidated balance sheet and recorded $8,200 in income from extinguishment of loan in its consolidated statement of operations in fiscal 2021.

While the loan has been formally forgiven, under the terms of the PPP Loan, the Company remains subject to an audit by the SBA for a period of six years after forgiveness. The audit is intended to confirm the Company's eligibility for the PPP loan and the appropriateness of the PPP loan forgiveness. In accordance with ASC 450 *Contingencies*, the Company assessed the probability of failing the audit and being required to repay all or any portion of the PPP Loan. The Company is aware of the requirements and has retained all necessary documentation in support of its eligibility, including gross receipts calculations, supporting payroll expenses and related information. The Company believes that it has materially complied with all the requirements of the PPP and reasonably assured it would satisfy the requirements of an audit.

Other:

Other long-term debt pertains mainly to a financing arrangement in Europe. During fiscal 2019, the Company entered into sale leaseback agreements with a leasing company covering various company vehicles. Under the terms of the agreements, the Company received $329 in cash proceeds and agreed to lease back those same vehicles under various terms, ranging from 3 to 5 years. Under ASC 842, *Leases*, these agreements are required to be accounted for as financing transactions. Consequently, the Company recorded long-term liabilities for the proceeds received, and they are reduced as lease payments are made. These liabilities carry implied interest rates ranging from 7% to 25%. A total amount of $37 in principal was paid on these liabilities during the current fiscal year.

During fiscal year 2023, the average interest rate was 5.72% on the Term Loan, and 4.64% on the Revolving Loans.

As of June 30, 2023, the Company's borrowing capacity under the terms of the Credit Agreement was approximately $44,056 and the Company had approximately $32,906 of available borrowings.

The Company's borrowings described above approximates fair value at June 30, 2023 and June 30, 2022. If measured at fair value in the financial statements, long-term debt (including the current portion) would be classified as Level 2 in the fair value hierarchy.

The Company is party to an interest rate swap arrangement with Bank of Montreal, with an outstanding notional amount of $11,500 as of June 30, 2023, and maturing on March 2026. This swap has been designated as a cash flow hedge under ASC 815, *Derivatives and Hedging*. This swap is included in the disclosures in Note R, Derivative Financial Instruments.

During the fourth quarter of fiscal 2022, the Company designated its euro denominated Revolving Loan as a net investment hedge to mitigate the risk of variability in its euro denominated net investments in wholly-owned foreign companies. Effective upon the designation, all changes in fair value of the euro Revolving Loan are reported in accumulated other comprehensive income (loss) along with the foreign currency translation adjustments on those foreign investments. This net investment hedge is included in the disclosures in Note R, Derivative Financial Instruments.

The aggregate scheduled maturities of outstanding long-term debt obligations in subsequent years are as follows:

2024	$	2,010
2025		9,094
2026		7,500
2027		—
2028		—
Thereafter		23
	$	18,627

Other lines of credit:

The Company has established unsecured lines of credit, which may be withdrawn at the option of the banks. Under these arrangements, the Company has unused and available credit lines of $1,057 with a weighted average interest rate of 5.1% as of June 30, 2023, and $1,049 with a weighted average interest rate of 5.7% as of June 30, 2022.

H. LEASE OBLIGATIONS

The following table provides a summary of leases recorded on the consolidated balance sheet at June 30.

	Balance Sheet Location		**2023**		**2022**
Lease Assets					
Operating lease right-of-use assets	Right-of-use assets operating leases	$	13,133	$	12,685
Finance lease right-of-use assets	Property, plant and equipment, net		4,427		4,805
Lease Liabilities					
Operating lease liabilities	Accrued liabilities	$	2,343	$	2,127
Operating lease liabilities	Lease obligations		10,811		10,575
Finance lease liabilities	Accrued liabilities		643		576
Finance lease liabilities	Other long-term liabilities		4,314		4,440

The components of lease expense for the years ended June 30 were as follows:

		2023		**2022**
Finance lease cost:				
Amortization of right-to-use assets	$	664	$	650
Interest on lease liabilities		267		277
Operating lease cost		3,127		2,908
Short-term lease cost		19		98
Variable lease cost		302		173
Total lease cost		4,379		4,106
Less: Sublease income		(72)		(75)
Net lease cost	$	4,307	$	4,031

Other information related to leases was as follows:

	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 3,282	$ 3,050
Operating cash flows from finance leases	267	277
Financing cash flows from finance leases	621	933
Right-of-use assets obtained in exchange for lease obligations:		
Operating leases	2,917	1,192
Finance leases	522	406
Weighted average remaining lease term (years):		
Operating leases	8.8	8.7
Finance leases	11.3	11.3
Weighted average discount rate:		
Operating leases	7.2%	7.1%
Finance leases	5.2%	5.1%

Approximate future minimum rental commitments under non-cancellable leases as of June 30, 2023 were as follows:

	Operating Leases	Finance Leases
2024	$ 2,789	$ 936
2025	1,889	695
2026	1,662	627
2027	1,616	559
2028	1,614	505
Thereafter	7,140	3,113
Total future lease payments	16,710	6,435
Less: Amount representing interest	(3,556)	(1,478)
Present value of future payments	$ 13,154	$ 4,957

I. SHAREHOLDERS' EQUITY

The total number of shares of common stock outstanding at June 30, 2023 and 2022 was 13,818,068 and 13,672,343, respectively. At June 30, 2023 and 2022, treasury stock consisted of 814,734 and 960,459 shares of common stock, respectively. The Company issued 145,725 and 53,490 shares of treasury stock in fiscal 2023 and 2022, respectively, to fulfill its obligations under its incentive compensation plans. The Company also recorded forfeitures of 0 and 29,810 shares of previously issued restricted stock in fiscal 2023 and 2022, respectively. The difference between the cost of treasury shares and the option price is recorded in common stock.

Under an authorization given by the Board of Directors on July 27, 2012, the Company is permitted to make open market purchases of its common stock. The Company did not make any open market purchases during the two most recent fiscal years. As of June 30, 2023 and 2022, 315,000 shares remain authorized for purchase.

Cash dividends per share were $0.00 in both fiscal 2023 and 2022.

The Company is authorized to issue 200,000 shares of preferred stock, none of which have been issued. The Company has designated 150,000 shares of the preferred stock as Series A Junior Preferred Stock.

The components of accumulated other comprehensive loss included in equity as of June 30, 2023 and 2022 are as follows:

	2023	2022
Translation adjustments	$ (1,582)	$ (2,266)
Benefit plan adjustments, net of income taxes of ($133) and ($112), respectively	(5,948)	(6,614)
Net loss on cash flow hedge derivatives, net of income taxes of ($210)	688	356
Net gain on net investment hedge derivatives, net of income taxes of $103 and $103, respectively	1,272	1,550
Accumulated other comprehensive loss	$ (5,570)	$ (6,974)

A reconciliation for the changes in accumulated other comprehensive loss, net of tax, by component for the years ended June 30, 2023 and June 30, 2022 is as follows:

	Translation Adjustment	Benefit Plan Adjustment	Cash Flow Hedges	Net Investment Hedges
Balance at June 30, 2022	$ (2,266)	$ (6,614)	$ 356	$ 1,550
Other comprehensive loss before reclassifications	684	—	332	(278)
Plan merger remeasurement adjustment	—	(1,115)	—	—
Amounts reclassified from accumulated other comprehensive loss	—	1,781	—	—
Net current period other comprehensive income	684	666	332	(278)
Balance at June 30, 2023	$ (1,582)	$ (5,948)	$ 688	$ 1,272

	Translation Adjustment	Benefit Plan Adjustment	Cash Flow Hedges	Net Investment Hedges
Balance at June 30, 2021	$ 9,192	$ (3,979)	$ (678)	$ 334
Other comprehensive loss before reclassifications	(11,458)	(1,835)	1,034	1,216
Amounts reclassified from accumulated other comprehensive loss	—	(800)	—	—
Net current period other comprehensive income	(11,458)	(2,635)	1,034	1,216
Balance at June 30, 2022	$ (2,266)	$ (6,614)	$ 356	$ 1,550

A reconciliation for the reclassifications out of accumulated other comprehensive loss, net of tax, for the year ended June 30, 2023 is as follows:

	Amount Reclassified
Changes in benefit plan items	
Actuarial income	$ 16
Transition asset and prior service benefit	336
Plan merger remeasurement adjustment	(1,115)
Mark-to-market adjustment	2,430
Translation	6
Total amortization	1,673
Income taxes	108
Total changes, net of tax	$ 1,781

A reconciliation for the reclassifications out of accumulated other comprehensive loss, net of tax, for the year ended June 30, 2022 is as follows:

	Amount Reclassified
Changes in benefit plan items	
Actuarial loss	$ (3)
Transition asset and prior service benefit	(312)
Total before tax benefit	(315)
Tax benefit	(485)
Total reclassification net of tax	$ (800)

J. BUSINESS SEGMENTS AND FOREIGN OPERATIONS

The Company and its subsidiaries are engaged in the manufacture and sale of marine and heavy duty off-highway power transmission equipment. Principal products include marine transmissions, azimuth drives, surface drives, propellers and boat management systems, as well as power-shift transmissions, hydraulic torque converters, power take-offs, industrial clutches and controls systems. The Company sells to both domestic and foreign customers in a variety of market areas, principally pleasure craft, commercial and military marine markets, energy and natural resources, government, and industrial markets.

Net sales by product group is summarized as follows:

	2023	2022
Industrial	$ 29,775	$ 32,100
Land-based transmissions	73,048	64,904
Marine and propulsion systems	147,825	125,446
Other	26,312	20,463
Total	$ 276,960	$ 242,913

Industrial products include clutches, power take-offs and pump drives sold to the agriculture, recycling, construction and oil and gas markets. The land-based transmission products include applications for oil field and natural gas, military and airport rescue and firefighting. The marine and propulsion systems include marine transmission, azimuth drives, controls, surface drives, propellers and boat management systems for the global commercial marine, pleasure craft and patrol boat markets. Other includes non-Twin Disc manufactured product sold through Company-owned distribution entities.

The Company has two reportable segments: manufacturing and distribution. Its segment structure reflects the way management makes operating decisions and manages the growth and profitability of the business. It also corresponds with management's approach of allocating resources and assessing the performance of its segments. The accounting practices of the segments are the same as those described in the summary of significant accounting policies. Transfers among segments are at established inter-company selling prices. Management evaluates the performance of its segments based on net earnings.

Information about the Company's segments, before intercompany eliminations, is summarized as follows:

2023	Manufacturing	Distribution	Total
Net sales	$ 244,090	$ 121,964	$ 366,054
Intra-segment sales	9,258	12,779	22,037
Inter-segment sales	60,858	6,199	67,057
Interest income	879	256	1,135
Interest expense	3,297	3	3,300
Income taxes	2,722	1,585	4,307
Depreciation and amortization	8,572	295	8,867
Net income attributable to Twin Disc	22,964	6,839	29,803
Assets	381,668	69,213	450,881
Expenditures for segment assets	5,336	374	5,710

2022	Manufacturing	Distribution	Total
Net sales	$ 217,488	$ 106,731	$ 324,219
Intra-segment sales	4,218	12,987	17,205
Inter-segment sales	60,220	3,880	64,100
Interest income	423	269	692
Interest expense	2,734	1	2,735
Income taxes	795	1,177	1,972
Depreciation and amortization	8,912	293	9,205
Net income attributable to Twin Disc	24,826	3,238	28,064
Assets	364,174	50,958	415,132
Expenditures for segment assets	(8,112)	386	(7,726)

The following is a reconciliation of reportable segment net sales and net income (loss) to the Company's consolidated totals:

	2023	2022
Net sales:		
Total net sales from reportable segments	$ 366,054	$ 324,219
Elimination of inter-company sales	(89,094)	(81,305)
Total consolidated net sales	$ 276,960	$ 242,913
Net income attributable to Twin Disc:		
Total net income from reportable segments	$ 29,803	$ 28,064
Other adjustments and corporate expenses	(19,423)	(17,597)
Total consolidated net income attributable to Twin Disc	$ 10,380	$ 10,467

Corporate expenses pertain to certain costs that are not allocated to the reportable segments, primarily consisting of corporate overhead costs, including administrative functions and global functional expenses.

Other significant items:

2023	Segment Totals	Adjustments	Consolidated Totals
Interest income	$ 1,135	$ (1,102)	$ 33
Interest expense	3,300	(1,048)	2,253
Income taxes	4,307	(519)	3,788
Depreciation and amortization	8,867	491	9,359
Assets	450,881	(161,700)	289,181
Expenditures for segment assets	5,710	2,208	7,918
2022			
Interest income	$ 692	$ (664)	$ 28
Interest expense	2,735	(607)	2,128
Income taxes	1,972	(148)	1,823
Depreciation and amortization	9,205	342	9,547
Assets	415,132	(138,609)	276,523
Expenditures for segment assets	(7,726)	12,455	4,729

All adjustments represent inter-company eliminations and corporate amounts.

Geographic information about the Company is summarized as follows:

Net sales	2023	2022
United States	$ 98,108	$ 81,454
Netherlands	33,845	28,099
China	29,996	26,870
Australia	22,339	18,404
Italy	19,671	16,577
Other countries	73,002	71,510
Total	$ 276,960	$ 242,913

Net sales by geographic region are based on product shipment destination.

Long-lived assets primarily pertain to property, plant and equipment and exclude goodwill, other intangibles, and deferred income taxes. They are summarized as follows:

Long-lived assets	2023	2022
United States	$ 31,628	$ 32,293
Netherlands	10,396	10,471
Belgium	6,160	6,760
Italy	1,372	1,244
Switzerland	619	923
Other countries	4,419	5,191
Total	$ 54,594	$ 56,883

There was one customer, an authorized distributor of the Company, that accounted for 10% of consolidated net sales in fiscal year 2023 and 2022.

Disaggregated revenue:

The following tables present details deemed most relevant to the users of the financial statements for the years ended June 30, 2023 and June 30, 2022.

Net sales by product group for the year ended June 30, 2023 is summarized as follows:

	Manufacturing	Distribution	Elimination of Intercompany Sales	Total
Industrial	$ 28,445	$ 6,162	$ (4,832)	$ 29,775
Land-based transmissions	69,411	29,787	(26,150)	73,048
Marine and propulsion systems	136,993	67,033	(56,200)	147,825
Other	9,242	18,982	(1,912)	26,312
Total	$ 244,090	$ 121,964	$ (89,094)	$ 276,960

Net sales by product group for the year ended June 30, 2022 is summarized as follows:

	Manufacturing	Distribution	Elimination of Intercompany Sales	Total
Industrial	$ 30,769	$ 5,506	$ (4,175)	$ 32,100
Land-based transmissions	65,332	30,177	(30,605)	64,904
Marine and propulsion systems	112,149	56,909	(43,612)	125,446
Other	9,238	14,139	(2,914)	20,463
Total	$ 217,488	$ 106,731	$ (81,305)	$ 242,913

K. STOCK-BASED COMPENSATION

In fiscal 2022, the Company adopted the Twin Disc, Incorporated 2021 Long-Term Incentive Plan (the "2021 LTI Plan"). Benefits under the 2021 LTI Plan may be granted, awarded or paid in any one or a combination of stock options, stock appreciation rights, restricted stock awards, restricted stock units, cash-settled restricted stock units, performance stock awards, performance stock unit awards, performance unit awards, and dividend equivalent awards. There is reserved for issuance under the Plan an aggregate of 715,000 shares of the Company's common stock, which may be authorized and unissued shares or shares reacquired by the Company in the open market or a combination of both. The aggregate amount is subject to proportionate adjustments for stock dividends, stock splits and similar changes.

In fiscal 2021, the Company adopted the Twin Disc, Incorporated 2020 Stock Incentive Plan for Non-Employee Directors (the "2020 Directors' Plan") a plan to grant non-employee directors' equity-based awards. Benefits under the 2020 Directors' Plan may be granted, awarded or paid in any one or a combination of stock options, restricted stock awards, or cash-settled restricted stock units. Under the 2020 Directors' Plan, non-employee directors may elect to receive all or a portion of their base cash retainer in the form of restricted stock. There is reserved for issuance under the 2020 Directors' Plan an aggregate of 750,000 shares of the Company's common stock, which may be authorized and unissued shares or shares reacquired by the Company in the open market or a combination of both. The aggregate amount is subject to proportionate adjustments for stock dividends, stock splits and similar changes.

In fiscal 2019, the Company adopted the Twin Disc, Incorporated 2018 Long-Term Incentive Plan (the "2018 LTI Plan"). Benefits under the 2018 LTI Plan may be granted, awarded or paid in any one or a combination of stock options, stock appreciation rights, restricted stock awards, restricted stock units, cash-settled restricted stock units, performance stock awards, performance stock unit awards, performance unit awards, and dividend equivalent awards. There is reserved for issuance under the Plan an aggregate of 850,000 shares of the Company's common stock, which may be authorized and unissued shares or shares reacquired by the Company in the open market or a combination of both. The aggregate amount is subject to proportionate adjustments for stock dividends, stock splits and similar changes.

Shares available for future awards as of June 30 were as follows (assuming that outstanding performance awards are issued at the target level of performance):

	2023	2022
2020 Directors' Plan	560,531	612,981
2021 LTI Plan	233,270	551,901

Performance Stock Awards ("PSA")

In fiscal 2023 and 2022, the Company granted a target number of 118,131 and 103,575 PSAs, respectively, to various employees of the Company, including executive officers.

The PSAs granted in fiscal 2023 will vest if the Company achieves performance-based target objectives relating to average return on invested capital and cumulative EBITDA (as defined in the PSA Grant Agreement), in the cumulative three fiscal year period ending June 30, 2025. These PSAs are subject to adjustment if the Company's return on invested capital and cumulative EBITDA falls below or exceeds the specified target objective, and the maximum number of performance shares that can be awarded if the target objective is exceeded is 234,166. Based upon actual results to date, the Company is currently accruing compensation expense for these PSAs.

The PSAs granted in fiscal 2022 will vest if the Company achieves performance-based target objectives relating to average return on invested capital, average annual sales and average annual earnings per share ("EPS") or average free cashflow (as defined in the PSA Grant Agreement), in the cumulative three fiscal year period ending June 30, 2024. These PSAs are subject to adjustment if the Company's return on invested capital, net sales, and EPS or average free cashflow for the period falls below or exceeds the specified target objective, and the maximum number of performance shares that can be awarded if the target objective is exceeded is 146,562. Based upon actual results to date, the Company is currently accruing compensation expense for these PSAs.

There were 437,862 and 320,779 unvested PSAs outstanding at June 30, 2023 and 2022, respectively. The fair value of the PSAs (on the date of grant) is expensed over the performance period for the shares that are expected to ultimately vest. The compensation expense for the year ended June 30, 2023 and 2022, related PSAs, was $1,218 and $883, respectively. The tax expense from compensation expense for the year ended June 30, 2023 and 2022, related to PSAs, was $286 and $207, respectively. The weighted average grant date fair value of the unvested awards at June 30, 2023 was $8.55. At June 30, 2023, the Company had $1,160 of unrecognized compensation expense related to the unvested shares that would vest if the specified target objective was achieved for the fiscal 2023 and 2022 awards. The total fair value of performance stock awards vested in fiscal 2023 and fiscal 2022 was $2,423.

Restricted Stock Awards ("RS")

The Company has unvested RS outstanding that will vest if certain service conditions are fulfilled. The fair value of the RS grants is recorded as compensation over the vesting period, which is generally 1 to 3 years. During fiscal 2023 and 2022, the Company granted 179,959 and 57,204 service-based restricted shares, respectively, to employees and non-employee directors in each year. A total of 0 and 29,810 shares of restricted stock were forfeited during fiscal 2023 and 2022, respectively. There were 308,564 and 272,438 unvested shares outstanding at June 30, 2023 and 2022, respectively. Compensation expense of $1,317 and $1,223 was recognized during the year ended June 30, 2023 and 2022, respectively, related to these service-based awards. The tax benefit from compensation expense for the year ended June 30, 2023 and 2022, related to these service-based awards, was $309 and $287, respectively. The total fair value of restricted stock grants vested in fiscal 2023 and 2022 was $1,699 and $1,711, respectively. As of June 30, 2023, the Company had $1,072 of unrecognized compensation expense related to restricted stock which will be recognized over the next three years.

Restricted Stock Unit Awards ("RSU")

In fiscal 2023 and 2022, the Company granted 72,376 and 67,427 RSUs, respectively, to various employees of the Company, including executive officers.

The RSUs granted in fiscal 2022 will vest if the employee remains employed by the Company through a specified date from the date of grant. The fair value of the RSUs (on the date of grant) is recorded as compensation expense over the vesting period.

The RSUs granted in fiscal 2023 will vest if the employee remains employed by the Company through June 30, 2025 and if the Company achieves performance-based target objectives relating to average return on invested capital and cumulative EBITDA (as defined in the RSU Grant Agreement), in the cumulative three fiscal year period ending June 30, 2025. These RSUs are subject to adjustment if the Company's return on invested capital and cumulative EBITDA falls below or exceeds the specified target objective, and the maximum number of shares that can be earned if the target objective is exceeded is 144,752. Based upon actual results to date, the Company is currently accruing compensation expense for these RSUs.

There were 130,163 and 62,119 unvested RSUs outstanding at June 30, 2023 and June 30, 2022, respectively. Compensation expense of $461 and $321 was recognized during the year ended June 30, 2023 and 2022, respectively. The tax benefit from compensation expense for the year ended June 30, 2023 and 2022, related to these service-based awards, was $108 and $75, respectively. The weighted average grant date fair value of the unvested awards at June 30, 2023 was $10.92. As of June 30, 2023, the Company had $704 of unrecognized compensation expense related to RSUs which will be recognized over the next year.

L. ENGINEERING AND DEVELOPMENT COSTS

Engineering and development costs include research and development expenses for new products, development and major improvements to existing products, and other costs for ongoing efforts to refine existing products. Research and development costs charged to operations totaled $2,458 and $1,576 in fiscal 2023 and 2022, respectively. Total engineering and development costs were $8,741 and $8,808 in fiscal 2023 and 2022, respectively, and are primarily recorded within Marketing, engineering and administration expenses on the consolidated statements of operations and comprehensive income (loss).

M. PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company has non-contributory, qualified defined benefit pension plans covering substantially all domestic employees hired prior to October 1, 2003, and certain foreign employees. Domestic plan benefits are based on years of service, and, for salaried employees, on average compensation for benefits earned prior to January 1, 1997, and on a cash balance plan for benefits earned from January 1, 1997 through July 31, 2009, at which time the Company froze future accruals under domestic defined benefit pension plans. To reduce administration costs, in December 2022, the Company merged its domestic hourly and salaried defined benefit pension plans into a single plan. Due to the merger, an interim remeasurement was required which resulted in a net measurement loss (gain on liability offset by loss on assets) which increased the net liability from an expected amount of $1.5 million to a measured amount of $2.6 million. Lower future administrative costs are expected to be favorable to the net liability in subsequent measurements. The Company's funding policy for the plans covering domestic employees is to contribute an actuarially determined amount which falls between the minimum required contribution and maximum amount that can be deducted for federal income tax purposes.

In addition, the Company has unfunded, non-qualified retirement plans for certain management employees and Directors. In the case of management employees, benefits are based on an annual credit to a bookkeeping account, intended to restore the benefits that would have been earned under the qualified plans, but for the earnings limitations under the Internal Revenue Code. In the case of Directors, benefits are based on years of service on the Board. All benefits vest upon retirement from the Company.

In addition to providing pension benefits, the Company provides other postretirement benefits, including healthcare and life insurance benefits for certain domestic retirees. All employees retiring after December 31, 1992, and electing to continue healthcare coverage through the Company's group plan, are required to pay 100% of the premium cost.

The measurement date for the Company's pension and postretirement benefit plans in fiscal 2023 and 2022 was June 30.

As discussed in Note A, during the fourth quarter of fiscal year 2023, the Company changed its accounting method related to the recognition of actuarial gains and losses for its pension and postretirement benefit plans. Under the new method, actuarial gains and losses are recognized in net periodic benefit costs upon annual remeasurement in the fourth quarter, or on an interim basis as triggering events warrant remeasurement. These changes have been applied retrospectively to prior years presented below. See Notes A and S for further information regarding the impact of the change in accounting principle on the Company's consolidated financial statements.

The (income) cost to the Company of its retirement benefit plans is shown in the following table:

	Year Ended June 30						
	Pension Benefits				Other Postretirement Benefits		
	2023		2022		2023		2022
Components of net periodic benefit (income) cost							
Service cost	$	338	$	511	$	10	$	14
Interest cost		3,570		2,473		213		140
Prior service cost		20		40		—		—
Expected return on plan assets		(4,240)		(5,057)		—		—
Amortization of transition obligation		38		48		—		—
Amortization of prior service cost		(100)		(85)		(275)		(274)
Amortization of actuarial net loss		2,451		2,375		(39)		—
Mark-to-market effect		(2,428)		(2,372)		—		—
Other		—		(6)		—		—
Net periodic benefit (income) cost	$	(351)	$	(2,073)	$	(91)	$	(120)

Obligations and Funded Status

The following table sets forth the Company's defined benefit pension plans' and other postretirement benefit plans' funded status and the amounts recognized in the Company's balance sheets and statement of operations and comprehensive income (loss) as of June 30:

	Pension Benefits		Other Postretirement Benefits	
	2023	2022	2023	2022
Change in benefit obligation:				
Benefit obligation, beginning of year	$ 79,549	$ 98,700	$ 4,785	$ 6,102
Service cost	340	507	10	14
Interest cost	3,564	2,472	213	140
Prior service cost	20	40	—	—
Actuarial (gain) loss	(3,440)	(14,253)	(633)	(786)
Contributions by plan participants	112	105	—	203
Benefits paid	(7,993)	(8,022)	(690)	(888)
Benefit obligation, end of year	$ 72,152	$ 79,549	$ 3,685	$ 4,785
Change in plan assets:				
Fair value of assets, beginning of year	$ 73,338	$ 92,430	$ —	$ —
Actual return on plan assets	1,142	(11,884)	—	—
Employer contribution	739	709	690	686
Contributions by plan participants	112	105	—	203
Benefits paid	(7,993)	(8,022)	(690)	(889)
Fair value of assets, end of year	$ 67,338	$ 73,338	$ —	$ —
Funded status	$ (4,814)	$ (6,211)	$ 3,685	$ (4,785)
Amounts recognized in the balance sheet consist of:				
Other assets – noncurrent	$ 28	$ —	$ —	$ —
Accrued liabilities – current	(218)	(271)	(701)	(751)
Accrued retirement benefits – noncurrent	(4,624)	(5,940)	(2,984)	(4,034)
Net amount recognized	$ (4,814)	$ (6,211)	$ (3,685)	$ (4,785)
Amounts recognized in accumulated other comprehensive loss consists of (net of tax):				
Net transition obligation	$ 83	$ 102	$ —	$ —
Prior service (benefit) cost	(42)	9	(67)	(278)
Actuarial net loss (income)	7,064	7,341	(1,090)	(560)
Net amount recognized	$ 7,105	$ 7,452	$ (1,157)	$ (838)

The amounts in accumulated other comprehensive loss that are expected to be recognized as components of net periodic benefit cost during the next fiscal year for the qualified defined benefit and other postretirement benefit plans are as follows:

	Pension Benefits	Other Postretirement Benefits
Net transition obligation	$ 38	$ —
Prior service cost (benefit)	35	(88)
Actuarial net loss (income)	59	(620)
Net amount to be recognized	$ 132	$ (708)

The accumulated benefit obligation for all defined benefit pension plans was approximately $72,152 and $79,549 at June 30, 2023 and 2022, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	June 30			
	2023		**2022**	
Projected and accumulated benefit obligation	$	67,809	$	79,549
Fair value of plan assets		62,876		73,338

Components of Net Periodic Benefit (Income) Cost:

	Pension Benefits			
	2023		**2022**	
Service cost	$	338	$	511
Interest cost		3,570		2,473
Prior service cost		20		40
Expected return on plan assets		(4,240)		(5,057)
Amortization of transition obligation		38		48
Amortization of prior service cost		(100)		(85)
Amortization of actuarial net loss		23		(3)
Net periodic benefit (income) cost	$	(351)	$	(2,073)

	Other Postretirement Benefits			
	2023		**2022**	
Service cost	$	10	$	14
Interest cost		213		140
Amortization of prior service cost		(314)		(274)
Net periodic benefit (income) cost	$	(91)	$	(120)

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Loss for Fiscal 2023 (Pre-tax):

	Pension Benefits		Other Postretirement Benefits	
Net income	$	(307)	$	(633)
Amortization of transition asset		(38)		—
Amortization of prior service cost		99		275
Amortization of net (income) loss		(23)		39
Total recognized in other comprehensive income		(269)		(319)
Net periodic benefit (income) cost		(351)		299
Total recognized in net periodic benefit (income) cost and other comprehensive income	$	(620)	$	(20)

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Loss for Fiscal 2022 (Pre-tax):

	Pension	Postretirement Benefits
Net loss (income)	$ 2,860	$ (785)
Amortization of transition asset	(48)	—
Amortization of prior service cost	85	275
Amortization of net loss	3	—
Total recognized in other comprehensive loss (income)	2,900	(510)
Net periodic benefit (income) cost	(2,071)	(120)
Total recognized in net periodic benefit (income) cost and other comprehensive loss (income)	$ 829	$ (630)

Additional Information

Assumptions

	Pension Benefits		Other Postretirement Benefits	
	2023	2022	2023	2022
Weighted average assumptions used to determine benefit obligations at June 30				
Discount rate	5.29%	4.61%	5.74%	4.83%
Expected return on plan assets	6.65%	6.13%		

	Pension Benefits		Other Postretirement Benefits	
	2023	2022	2023	2022
Weighted average assumptions used to determine net periodic benefit costs for years ended June 30				
Discount rate	5.02%	2.59%	4.83%	2.47%
Expected return on plan assets	6.42%	5.50%		

The assumed weighted-average healthcare cost trend rate was 5.75% in 2023, grading down to 5.00% in 2025.

Plan Assets

The Company's Benefits Committee ("Committee"), a non-board management committee, oversees investment matters related to the Company's funded benefit plans. The Committee works with external actuaries and investment consultants on an ongoing basis to establish and monitor investment strategies and target asset allocations. The overall objective of the Committee's investment strategy is to earn a rate of return over time to satisfy the benefit obligations of the pension plans and to maintain sufficient liquidity to pay benefits and address other cash requirements of the pension plans. The Committee has established an Investment Policy Statement which provides written documentation of the Company's expectations regarding its investment programs for the pension plans, establishes objectives and guidelines for the investment of the plan assets consistent with the Company's financial and benefit-related goals, and outlines criteria and procedures for the ongoing evaluation of the investment program. The Company employs a total return on investment approach whereby a mix of investments among several asset classes are used to maximize long-term return of plan assets while avoiding excessive risk. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, and annual liability measurements.

The Company's pension plan weighted-average asset allocations at June 30, 2023 and 2022 by asset category were as follows:

Asset Category	Allocation	2023	2022
Equity securities	43%	40%	40%
Debt securities	50%	49%	49%
Real estate	7%	11%	11%
	100%	100%	100%

Due to market conditions and other factors, actual asset allocation may vary from the target allocation outlined above. The U.S. pension plans held 98,211 shares of Company stock with a fair market value of $1,106 (1.6% of total plan assets) at June 30, 2023 and 98,211 shares with a fair market value of $890 (1.3% of total plan assets) at June 30, 2022.

The U.S. plans have a long-term return assumption of 7.0%. This rate was derived based upon historical experience and forward-looking return expectations for major asset class categories.

Fair value is defined as the price that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs used to measure fair value are classified into the following hierarchy:

Level I	Unadjusted quoted prices in active markets for identical instruments
Level II	Unadjusted quoted prices in active markets for similar instruments, or
	Unadjusted quoted prices for identical or similar instruments in markets that are not active, or
	Other inputs that are observable in the market or can be corroborated by observable market data
Level III	Use of one or more significant unobservable inputs

The following table presents plan assets using the fair value hierarchy as of June 30, 2023:

	Total	Level I	Level II	Level III
Cash and cash equivalents	$ 858	$ 858	$ —	$ —
Equity securities:				
Company common stock (a)	1,106	1,106	—	—
Common stock (a)	9,590	9,590	—	—
Mutual funds (b)	3,112	3,112	—	—
Annuity contracts (c)	6,688	—	—	6,688
Total	21,354	$ 14,666	$ —	$ 6,688
Investments Measured at Net Asset Value (d)	45,984			
Total	$ 67,338			

The following table presents plan assets using the fair value hierarchy as of June 30, 2022:

	Total	Level I	Level II	Level III
Cash and cash equivalents	$ 865	$ 865	$ —	$ —
Equity securities:				
Company common stock (a)	890	890	—	—
Common stock (a)	10,612	10,612	—	—
Mutual funds (b)	4,720	4,720	—	—
Annuity contracts (c)	6,302	—	—	6,302
Total	23,389	$ 17,087	$ —	$ 6,302
Investments Measured at Net Asset Value (d)	49,949			
Total	$ 73,338			

(a) Common stock is valued at the closing price reported on the active market on which the individual securities are traded. These securities include U.S. equity securities invested in companies that are traded on exchanges inside the U.S. and international equity securities invested in companies that are traded on exchanges outside the U.S.

(b) Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Company's funded benefit plans are open-end mutual funds that are registered with the Securities Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Company's funded benefit plans are deemed to be actively traded.

(c) Annuity contracts represent contractual agreements in which payments are made to an insurance company, which agrees to pay out an income or lump sum amount at a later date. Annuity contracts are valued at fair value using the net present value of future cash flows.

(d) In accordance with ASC 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the fair value of plan assets at the end of the year.

The following table sets forth additional disclosures for the fair value measurement of the fair value of pension plan assets that calculate fair value based on NAV per share practical expedient as of June 30, 2023 and June 30, 2022:

	2023	2022
Fixed income funds	$ 29,057	$ 31,763
International equity securities	2,251	2,198
Real estate	6,315	7,074
Hedged equity mutual funds	8,361	8,914
Total	$ 45,984	$ 49,949

The following tables present a reconciliation of the fair value measurements using significant unobservable inputs (Level III) as of June 30, 2023 and 2022:

	2023	2022
Beginning balance	$ 6,302	$ 6,646
Actual return on plan assets:		
Relating to assets still held at reporting data	184	(452)
Purchases, sales and settlements, net	203	108
Ending balance	$ 6,688	$ 6,302

Cash Flows

Contributions
The Company expects to contribute $590 to its defined benefit pension plans in fiscal 2024.

The Company expects to contribute $721 to its other postretirement benefit plans in fiscal 2024.

Estimated Future Benefit Payments
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Benefits	Other Postretirement Benefits
2023	$ 7,756	$ 721
2024	7,075	519
2025	6,852	467
2026	6,740	431
2027	6,695	396
Years 2028–2031	32,554	1,407

The Company does not expect to make any Part D reimbursements for the periods presented.

The Company sponsors defined contribution plans covering substantially all domestic employees and certain foreign employees. These plans provide for employer contributions based primarily on employee participation. The total expense under the plans was $2,260 and $2,245 in fiscal 2023 and 2022, respectively.

N. INCOME TAXES

United States and foreign (loss) income before income taxes and minority interest were as follows:

	2023	2022
United States	$ 683	$ 1,215
Foreign	13,782	11,386
	$ 14,465	$ 12,601

The provision (benefit) for income taxes is comprised of the following:

	2023	2022
Currently payable:		
Federal	$ 72	$ (164)
State	(5)	(2)
Foreign	4,355	2,838
	$ 4,422	$ 2,672
Deferred:		
Federal	$ —	$ —
State	(47)	62
Foreign	(587)	(911)
	(634)	(849)
	$ 3,788	$ 1,823

The components of the net deferred tax asset as of June 30 are summarized in the table below.

	2023	2022
Deferred tax assets:		
Retirement plans and employee benefits	$ 4,234	$ 4,787
Foreign tax credits and carryforwards	7,983	7,822
Federal tax credits, net of ASU 2013-11	1,724	1,597
State net operating loss and other state credit carryforwards, net of ASU 2013-11	2,143	2,179
Federal net operating loss	4,489	5,492
Reserves	774	1,119
R&E Capitalization	588	—
Accruals	936	703
Right of use assets – operating leases	3,501	3,381
Disallowed interest	1,062	980
Capital loss carryforward	108	108
Translation adjustment	494	661
Other assets	115	119
	28,151	28,948
Valuation allowance	(22,345)	(23,097)
	5,806	5,851
Deferred tax liabilities:		
Inventory	96	285
Property, plant and equipment	850	1,155
Intangibles	1,561	2,012
Long term operating lease obligations	3,427	3,352
Hedge	435	422
Other liabilities	473	250
	6,842	7,475
Total deferred tax liabilities	$ (1,036)	$ (1,624)

At June 30, 2023 the Company has net operating loss carryforwards ("NOLs") of approximately $21,378 and $29,598 for federal and state income tax purposes which will expire at various dates from fiscal year 2024–2043. Federal NOLs of $21,378 were generated subsequent to fiscal 2019 and have an indefinite carryover period. The Company has federal and state tax credit carryforwards of approximately $10,057 and $1,032, respectively, which will expire at various dates from fiscal 2027 – 2043.

The Company maintains valuation allowances when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in the tax provision in the period of change. In determining whether a valuation allowance is required, the Company takes into account such factors as prior earnings history, expected future earnings, carry-back and carry-forward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset. The Company has evaluated the likelihood of whether the net deferred tax assets would be realized and concluded that it is more likely than not that all of deferred tax assets would not be realized. Management believes that it is more likely than not that the results of future operations will not generate sufficient taxable income and foreign source income to realize all the domestic deferred tax assets, therefore, a valuation allowance in the amount of $22,345 and $23,097 have been recorded for fiscal year 2023 and 2022, respectively.

Following is a reconciliation of the applicable U.S. federal income taxes to the actual income taxes reflected in the statements of operations:

	2023	2022
U.S. federal income tax at 21%	$ 3,038	$ 2,648
Increases (reductions) in tax resulting from:		
Foreign rate differences	739	438
U.S. inclusion of foreign tax items	67	12
Foreign permanent differences	20	(578)
Foreign prior period adjustments	166	(465)
Foreign other	(90)	18
State taxes	69	46
Change in prior year estimate	(113)	372
Research and development tax credits	(127)	(10)
Unrecognized tax benefits	64	(152)
Stock compensation	(13)	(46)
Rate changes	(39)	121
Deferred tax basis adjustments	41	(54)
Executive compensation	219	42
GILTI inclusion	97	920
Valuation allowance	(426)	(1,539)
Other, net	75	50
	$ 3,788	$ 1,823

Executive Compensation Limitations: IRC Section 162(m) limits the deduction for compensation paid by a publicly held corporation to certain of its executive employees to $1,000 per year. The definition of "covered employee" includes the Company's named executive officers. These are the corporation's principal executive officer, principal financial officer, and the next three highest-paid executive officers. Prior exemptions for commissions and performance-based compensation were eliminated under the Tax Cuts and Jobs Act (the "TCJA"). This item had an impact on the Company's effective tax rate in fiscal years 2023 and 2022 of $219 and $42 respectively.

Global Intangible Low Taxed Income ("GILTI"): The GILTI requires 10% domestic shareholders (U.S. Shareholders) of controlled foreign corporations (CFC's) to include in gross income annually the U.S. Shareholders' pro rata share of GILTI for the year. The High Tax Exception (HTE) rules were finalized and applicable for the company during fiscal year 2021. Accordingly, the company may exclude from the GILTI inclusion tested income from tested units with an effective tax rate greater than 18.9%. The impact to the company's financial statements in fiscal years 2023 and 2022 was $97 and $920 respectively.

Foreign Derived Intangible Income ("FDII"): The TCJA provides companies with a new permanent deduction. An incentive for C corporations to generate revenue from serving foreign markets, the provision applies a preferential tax rate to eligible income. The new tax law assumes a fixed rate of return on a corporation's tangible assets. Any remaining income is deemed to be generated by intangible assets. This did not have an impact on the Company's effective tax rate in fiscal year 2023 and 2022.

The Company has not provided additional U.S. income taxes on cumulative earnings of its consolidated foreign subsidiaries that are considered to be reinvested indefinitely. The Company reaffirms its position that the earnings of those subsidiaries remain permanently invested and has no plans to repatriate funds from any permanently reinvested subsidiaries to the U.S. for the foreseeable future. These earnings relate to ongoing operations and were approximately $24,612 and $14,175 at June 30, 2023 and June 30, 2022, respectively. Such earnings could become taxable upon the sale or liquidation of these foreign subsidiaries or upon dividend repatriation. The Company's intent is for such earnings to be reinvested by the subsidiaries or to be repatriated only when it would be tax effective through the utilization of foreign tax credits.

Annually, the Company files income tax returns in various taxing jurisdictions inside and outside the United States. In general, the tax years that remain subject to examination are 2018 through 2023 for our major operations in Belgium, Japan, Netherlands, Singapore and Australia. The tax years open to examination in the U.S. are for years subsequent to fiscal 2018.

The Company has approximately $774 and $716 of unrecognized tax benefits as of June 30, 2023 and June 30, 2022 respectively, which, if recognized would impact the effective tax rate. During the fiscal year the amount of unrecognized tax benefits decreased primarily due to settlements with tax authorities. No material changes are expected to the reserve during the next 12 months. The Company's policy is to accrue interest and penalties related to unrecognized tax benefits in income tax expense.

Below is a reconciliation of beginning and ending amount of unrecognized tax benefits as of June 30:

	2023	2022
Unrecognized tax benefits, beginning of year	$ 716	$ 778
Additions based on tax positions related to the prior year	22	—
Additions based on tax positions related to the current year	36	3
Reductions based on tax positions related to the prior year	—	(65)
Unrecognized tax benefits, end of year	$ 774	$ 716

Substantially all of the Company's unrecognized tax benefits as of June 30, 3023, if recognized, would affect the effective tax rate. As of June 30, 2023 and 2022, the amounts accrued for interest and penalties totaled $52 and $38, respectively, and are not included in the reconciliation above.

O. CONTINGENCIES

The Company is involved in litigation of which the ultimate outcome and liability to the Company, if any, are not presently determinable. Management believes that final disposition of such litigation will not have a material impact on the Company's results of operations, financial position or cash flows, either individually or in the aggregate.

P. RESTRUCTURING OF OPERATIONS AND INCOME FROM EXTINGUISHMENT OF LOAN

Restructuring expenses

The Company has implemented various restructuring programs in response to unfavorable macroeconomic trends in certain of the Company's markets since the fourth quarter of fiscal 2015. These programs primarily involved the reduction of workforce in several of the Company's manufacturing locations, under a combination of voluntary and involuntary programs. During the fourth quarter of fiscal 2021, the Company undertook a series of steps to accelerate its focus on its core competencies, improve its fixed cost structure, and monetize some of its under-utilized assets.

With regard to its Belgian operations, on June 30, 2021, the Company announced a new phase in its restructuring plans. Under this plan, the Belgian operation's workforce was reduced by 18 employees. This reduction in workforce resulted in an accrual of $2,200, pertaining to the Company's estimate for the payment of severance benefits, which was substantially completed at June 2023. The action was taken to allow the Belgian operation to focus resources on core manufacturing processes, while allowing for savings on the outsourcing of non-core processes.

In the second quarter of fiscal 2022, the Company and the union representing certain of the employees affected by the restructuring of the Belgian operation came to an agreement on a final settlement amount of $3,200. The Company recorded the additional $973 in restructuring charges during the second quarter of fiscal 2022.

Total restructuring charges relating to streamlining operations amounted to $177 and $973 in fiscal 2023 and 2022, respectively. Restructuring activities since June 2015 have resulted in the elimination of 258 full-time employees in the manufacturing segment. Accumulated costs to date under these programs within the manufacturing segment through June 30, 2023 were $17,352.

The following is a roll-forward of restructuring activity:

Accrued restructuring liability, June 30,2021	$	2,352
Additions		973
Payments and adjustments		(2301)
Accrued restructuring liability, June 30, 2022		1,024
Additions		177
Payments and adjustments		(1,119)
Accrued restructuring liability, June 30, 2023	$	82

Assets held for sale

To improve its fixed cost structure and monetize some of its under-utilized assets, the Company commenced the active marketing of several of its real estate properties, namely, its corporate headquarters in Racine, its propeller machining plant and office in Switzerland, and a spare warehouse in Italy during the fourth quarter of fiscal 2021. Such actions required the Company to reclassify these assets from Property, Plant and Equipment to Assets Held for Sale, at fair value less costs to sell, or net book value, whichever is lower. Fair value was determined using real estate broker estimates and would be classified as Level 3 in the fair value hierarchy. This assessment of fair value resulted in the Company recognizing a write-down of the carrying value of its corporate headquarters by $4,267 in the fourth quarter of fiscal 2021.

In the first quarter of fiscal 2022, the Company completed the sale of its propeller machining plant and office in Switzerland and received $9,138 in proceeds, net of fees and local taxes and recorded a gain of $2,939 in other operating income. In the fourth quarter of fiscal 2022, the Company completed the sale of its spare warehouse in Italy and received net proceeds of approximately $305.

In the first quarter of fiscal 2023, the Company commenced the active marketing of an additional real estate property located in Nivelles, Belgium. This action required the Company to reclassify these assets from Property, Plant, and Equipment to Assets Held for Sale, at fair value less costs to sell or net book value, whichever is lower. Fair value was determined using real estate broker estimates and would be classified as Level 3 in the fair value hierarchy. The real estate property's fair value less costs to sell exceeded its net book value. The Company reclassified the property's net book value of $2,801 from Property, Plant, and Equipment to Assets Held for Sale.

In the second quarter of fiscal 2023, the Company completed the sale of the real estate property located in Belgium and received $7,150 in proceeds, net of fees and recorded a gain of $4,161 in other operating income.

Q. EARNINGS PER SHARE

The Company calculates basic earnings per share based upon the weighted average number of common shares outstanding during the period, while the calculation of diluted earnings per share includes the dilutive effect of potential common shares outstanding during the period. The calculation of diluted earnings per share excludes all potential common shares if their inclusion would have an anti-dilutive effect.

The components of basic and diluted earnings per share were as follows:

		2023		2022
Basic:				
Net income	$	10,677	$	10,778
Less: Net earnings attributable to noncontrolling interest		(297)		(311)
Less: Undistributed earnings attributable to unvested shares		—		—
Net income attributable to Twin Disc		10,380		10,467
Weighted average shares outstanding – basic		13,468		13,353
Basic Loss Per Share:				
Net income per share – basic	$	**0.77**	$	**0.78**
Diluted:				
Net income	$	10,677	$	10,778
Less: Net earnings attributable to noncontrolling interest		(297)		(311)
Less: Undistributed earnings attributable to unvested shares		—		—
Net income attributable to Twin Disc		10,380		10,467
Weighted average shares outstanding – basic				
Effect of dilutive stock awards		13,468		13,353
Weighted average shares outstanding – diluted		343		29
		13,811		13,382
Diluted Loss Per Share:				
Net income per share – diluted	$	**0.75**	$	**0.78**

As discussed in Note A, during the fourth quarter of 2023, the Company changed its accounting method related to the recognition of actuarial gains and losses for its pension plans. Under the new method, actuarial gains and losses are recognized in net periodic benefit costs upon annual remeasurement in the fourth quarter, or on an interim basis as triggering events warrant remeasurement. These changes have been applied retrospectively to prior years. See Notes A, M and S for further information regarding the impact of the change in accounting principle on the Company's consolidated financial statements.

R. DERIVATIVE FINANCIAL INSTRUMENTS

The Company reports all derivative instruments on its consolidated balance sheets at fair value and establishes criteria for designation and effectiveness of transactions entered into for hedging purposes.

As a global organization, the Company faces exposure to market risks, such as fluctuations in foreign currency exchange rates, interest rates and commodity prices. To manage the volatility relating to these exposures, the Company enters into various derivative instruments from time to time under its risk management policies. The Company designates derivative instruments as hedges on a transaction basis to support hedge accounting. The changes in fair value of these hedging instruments offset in part or in whole corresponding changes in the fair value or cash flows of the underlying exposures being hedged. The Company assesses the initial and ongoing effectiveness of its hedging relationships in accordance with its policy. The Company does not purchase, hold or sell derivative financial instruments for trading purposes. The Company's practice is to terminate derivative transactions if the underlying asset or liability matures or is sold or terminated, or if it determines the underlying forecasted transaction is no longer probable of occurring.

Interest Rate Swaps Designated as Cash Flow Hedges

The primary purpose of the Company's cash flow hedging activities is to manage the potential changes in value associated with interest payments on the Company's SOFR-based indebtedness. The Company records gains and losses on interest rate swap contracts qualifying as cash flow hedges in accumulated other comprehensive loss to the extent that these hedges are effective and until the Company recognizes the underlying transactions in net earnings, at which time these gains and losses are recognized in interest expense on its consolidated statements of operations and comprehensive income (loss). Cash flows from derivative financial instruments are classified as cash flows from financing activities on the consolidated statements of cash flows. These contracts generally have original maturities of greater than twelve months.

Net unrealized after-tax losses related to cash flow hedging activities that were included in accumulated other comprehensive loss were ($688) and ($356) for the years ended June 30, 2023 and 2022, respectively. The unrealized amounts in accumulated other comprehensive loss will fluctuate based on changes in the fair value of open contracts during each reporting period.

The Company estimates that ($293) of net unrealized losses related to cash flow hedging activities included in accumulated other comprehensive loss will be reclassified into earnings within the next twelve months.

Derivatives Designated as Net Investment Hedges

The Company is exposed to foreign currency exchange risk related to its investment in net assets in foreign countries. As discussed in Note G, Debt, during the fourth quarter of fiscal 2021, the Company designated its euro denominated Revolving Loan, with a notional amount of €13,500, as a net investment hedge to mitigate the risk of variability in its euro denominated net investments in wholly-owned foreign subsidiaries. All changes in fair value of the euro revolver were then reported in accumulated other comprehensive loss along with the foreign currency translation adjustments on those foreign investments. Net unrealized after-tax income related to net investment hedging activities that were included in accumulated other comprehensive loss were ($1,272) and ($1,550) for the years ended June 30, 2023 and 2022, respectively.

Foreign Currency Forward Contracts Not Designated as Hedges

The Company primarily enters into forward exchange contracts to reduce the earnings and cash flow impact of non-functional currency denominated receivables and payables. These contracts are highly effective in hedging the cash flows attributable to changes in currency exchange rates. Gains and losses resulting from these contracts offset the foreign exchange gains or losses on the underlying assets and liabilities being hedged. The maturities of the forward exchange contracts generally coincide with the settlement dates of the related transactions. Gains and losses on these contracts are recorded in other expense, net in the consolidated statement of operations and comprehensive income (loss) as the changes in the fair value of the contracts are recognized and generally offset the gains and losses on the hedged items in the same period. The primary currency to which the Company was exposed in fiscal 2023 and 2022 was the euro. At June 30, 2023 and 2022, there were no significant forward exchange contracts outstanding.

Other Derivative Instruments

The Company does not utilize commodity price hedges to manage commodity price risk exposure. Likewise, the Company does not hedge the translation exposure represented by the net assets of its foreign subsidiaries.

Fair Value of Derivative Instruments

The Company's interest rate swaps and foreign currency forward contracts are recorded at fair value on the consolidated balance sheets using a discounted cash flow analysis that incorporates observable market inputs. These market inputs include foreign currency spot and forward rates, and various interest rate curves, and are obtained from pricing data quoted by various banks, third-party sources and foreign currency dealers involving identical or comparable instruments (Level 2).

Counterparties to these foreign currency forward contracts have at least an investment grade rating. Credit ratings on some of the Company's counterparties may change during the term of the financial instruments. The Company closely monitors its counterparties' credit ratings and, if necessary, will make any appropriate changes to its financial instruments. The fair value generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date.

As discussed in Note G, Debt, the Company's euro denominated Revolving Loan approximates fair value at June 30, 2023 and June 30, 2022. If measured at fair value in the financial statements, it would be classified as Level 2 in the fair value hierarchy.

The fair value of derivative instruments included in the consolidated balance sheets at June 30 were as follows:

	Balance Sheet Location	2023	2022
Derivatives designated as hedges:			
Interest rate swaps	Other current assets	$ 292	$ 68
Interest rate swaps	Other noncurrent assets	187	77

The impact of the Company's derivative instruments on the consolidated statement of operations and comprehensive loss for the years ended June 30 was as follows:

	Statement of Comprehensive Income (Loss) Location	2023	2022
Derivatives designated as hedges:			
Interest rate swap	Interest expense	$ 311	$ 362
Interest rate swap	Unrealized gain on hedges	332	1,034
Net investment hedge	Unrealized (loss) gain on hedges	(278)	1,216

S. 2022 IMPACT OF ACCOUNTING METHOD CHANGE

The following tables summarize the effects of the Accounting change described in Note A on the Company's consolidated statement of operations and comprehensive income (loss), statement of cash flows and statement of changes in equity for the year ended June 30, 2022 and consolidated condensed balance sheet as of June 30, 2022.

See next page.

CONSOLIDATED STATEMENT OF OPERATION AND COMPREHENSIVE INCOME (LOSS)

		June 30, 2022		
		As Computed Under Previous Method	Effect of Accounting Change	As Reported Under New Method
Net sales	$	242,913	$ —	$ 242,913
Cost of goods sold		174,101	—	174,101
Gross profit		68,812	—	68,812
Marketing, engineering and administrative expenses		60,085	—	60,085
Restructuring expenses		973	—	973
Other operating income		(3,282)	—	(3,282)
Income from operations		11,036	—	11,036
Other income (expense):		(2,128)	—	(2,128)
Interest expense		1,321	2,372	3,693
Other income, net		(807)	2,372	1,565
Income before income taxes and noncontrolling interest		10,229	2,372	12,601
Income tax expense		1,823	—	1,823
Net income		8,406	2,372	10,778
Less: Net earnings attributable to noncontrolling interest, net of tax		(311)	—	(311)
Net income attributable to Twin Disc	$	8,095	$ 2,372	$ 10,467
Income per share data:				
Basic income per share attributable to Twin Disc common shareholders	$	0.61	$ 0.17	$ 0.78
Diluted income per share attributable to Twin Disc common shareholders	$	0.60	$ 0.18	$ 0.78
Weighted average shares outstanding data:				
Basic shares outstanding		13,353	—	13,353
Diluted shares outstanding		13,382	—	13,382
Comprehensive income (loss):				
Net income	$	8,406	$ 2,372	$ 10,778
Benefit plan adjustments, net of income taxes of $21 and $7, respectively		(263)	(2,372)	(2,635)
Foreign currency translation adjustment		(11,593)	—	(11,593)
Unrealized gain (loss) on hedges, net of income taxes of $0 and $235, respectively		2,250	—	2,250
Comprehensive income (loss)		(1,200)	—	(1,200)
Less: Comprehensive income attributable to noncontrolling interest		176	—	176
Comprehensive income (loss) attributable to Twin Disc	$	(1,376)	$ —	$ (1,376)

CONSOLIDATED CONDENSED BALANCE SHEET

	June 30, 2022		
	As Computed Under Previous Method	Effect of Accounting Change	As Reported Under New Method
ASSETS			
Current assets			
Cash	$ 12,521	$ —	$ 12,521
Trade accounts, receivable	45,452	—	45,452
Inventories	127,109	—	127,109
Assets held for sale	2,968	—	2,968
Prepaid expenses	7,756	—	7,756
Other	8,646	—	8,646
Total current assets	204,452		204,452
Property, plant and equipment, net	41,615	—	41,615
Right-of-use assets operating leases	12,685	—	12,685
Intangible assets, net	13,010	—	13,010
Deferred income taxes	2,178	—	2,178
Other assets	2,583	—	2,583
Total assets	$ 276,523	$ —	$ 276,523
LIABILITIES AND EQUITY			
Current liabilities:			
Current maturities of long-term debt	$ 2,000	$ —	$ 2,000
Accounts payable	28,536	—	28,536
Accrued liabilities	50,542	—	50,542
Total current liabilities	81,078	—	81,078
Long-term debt	35,543	—	35,543
Lease obligations	10,575	—	10,575
Accrued retirement benefits	9,974	—	9,974
Deferred income taxes	3,802	—	3,802
Other long-term liabilities	5,363	—	5,363
Total liabilities	145,335	—	145,335
Twin Disc shareholders' equity			
Preferred shares authorized: 200,000; issued: none; no par value	—	—	—
Common shares authorized: 30,000,000; issued: 14,632,802; no par value	42,551	—	42,551
Retained earnings	135,031	(25,112)	109,919
Accumulated other comprehensive loss	(32,086)	25,112	(6,974)
	145,496	—	145,496
Less treasury stock, at cost (814,734 and 960,459 shares, respectively)	14,720	—	14,720
Total Twin Disc shareholders' equity	130,776	—	130,776
Noncontrolling interest	412	—	412
Total equity	131,188	—	131,188
Total liabilities and equity	$ 276,523	$ —	$ 276,523

CONSOLIDATED STATEMENT OF CASH FLOWS

	June 30, 2022		
	As Computed Under Previous Method	Effect of Accounting Change	As Reported Under New Method
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 8,406	$ 2,372	$ 10,778
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	9,547	—	9,547
Gain on sale of assets	(3,126)	—	(3,126)
Restructuring expenses	(1,328)	—	(1,328)
Provision for deferred income taxes	(849)	—	(849)
Stock compensation expense	2,428	—	2,428
Other, net	201	—	201
Changes in operating assets and liabilities			
Trade accounts receivable	(8,405)	—	(8,405)
Inventories	(18,552)	—	(18,552)
Other assets	(3,080)	(1)	(3,081)
Accounts payable	(638)	—	(638)
Accrued liabilities	8,581	—	8,581
Accrued retirement benefits	(1,497)	(2,372)	(3,869)
Net cash provided (used) by operating activities	(8,312)	(1)	(8,313)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisition of property, plant, and equipment	(4,729)	—	(4,729)
Proceeds from sale of fixed assets	500	8,955	9,455
Proceeds on note receivable	9,455	(8,955)	500
Other, net	675	—	675
Net cash (used) provided by investing activities	5,901	—	5,901
CASH FLOWS FROM FINANCING ACTIVITIES:			
Borrowings under revolving loan arrangements	104,473	—	104,473
Repayments of revolving loan arrangements	(95,704)	—	(95,704)
Repayments of other long-term debt	(3,081)	—	(3,081)
Payments of finance lease obligations	(933)	—	(933)
Dividends paid to noncontrolling interest	(214)	—	(214)
Payments of withholding taxes on stock compensation	(487)	1	(486)
Net cash (used) provided by financing activities	4,054	1	4,055
Effect of exchange rate changes on cash	(1,462)	—	(1,462)
Net change in cash	181	—	181
Cash:			
Beginning of period	12,340	—	12,340
End of period	$ 12,521	$ —	$ 12,521

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

| | June 30, 2022 | | |
	As Computed Under Previous Method	Effect of Accounting Change	As Reported Under New Method
Retained earnings			
Balance at June 30, 2021	126,936	(27,484)	99,452
Net income	8,095	2,372	10,467
Balance at June 30, 2022	$ 135,031	$ (25,112)	$ 109,919
Accumulated other comprehensive income			
Balance at June 30, 2021	(22,615)	27,484	4,869
Translation adjustments	(11,458)	—	(11,458)
Benefit plan adjustments, net of tax	(263)	(2,372)	(2,635)
Unrealized loss on hedges, net of tax	2,250	—	2,250
Balance at June 30, 2022	$ (32,086)	$ 25,112	$ (6,974)

T. SUBSEQUENT EVENT

In the first quarter of fiscal year 2024, the Company entered into an agreement to sell certain assets, liabilities, and legal relationships of its boat management business unit in Italy, Twin Disc Srl. The agreement is expected to close in the Company's second quarter of fiscal year 2024. The impact of the sale is not material to the financial statements.

TWIN DISC, INCORPORATED AND SUBSIDIARIES
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
For the years ended June 30, 2023 and 2022 (in thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Adjustments[1]	Balance at End of Period
2023:				
Allowance for losses on accounts receivable	$ 1,741	$ 140	$ 660	$ 1,221
Reserve for inventory obsolescence	$ 11,557	$ 1,740	$ 439	$ 12,858
Deferred tax valuation allowance	$ 23,097	$ —	$ 752	$ 22,345
2022:				
Allowance for losses on accounts receivable	$ 1,870	$ 255	$ 384	$ 1,741
Reserve for inventory obsolescence	$ 10,279	$ 2,246	$ 968	$ 11,557
Deferred tax valuation allowance	$ 15,921	$ —	$ (7,176)	$ 23,097

(1) Activity primarily represents amounts written-off during the year, along with other adjustments (primarily foreign currency translation adjustments).

EXHIBIT INDEX

TWIN DISC, INCORPORATED
10-K for Year Ended June 30, 2023

Exhibit	Description	Included Herewith
3a)	Restated Articles of Incorporation of Twin Disc, Incorporated (Incorporated by reference to Exhibit 3.1 of the Company's Form 8K dated December 6, 2007). File No. 001-07635.	
3b)	Articles of Amendment to the Restated Articles of Incorporation of Twin Disc, Incorporated (Incorporated by reference to Exhibit 3.1 of the Company's Form 8K dated October 29, 2020). File No. 001-07635.	
3c)	Restated Bylaws of Twin Disc, Incorporated, as amended through October 29, 2021 (Incorporated by reference to Exhibit 3.2 of the Company's Form 8K dated October 29, 2020). File No. 001-07635.	

Exhibit 10	Material Contracts	Included Herewith
a)	Director Tenure and Retirement Policy (Incorporated by reference to Exhibit 10.A of the Company's Form 10-K dated September 2, 2021). File No. 001-07635.	
b)	The Twin Disc, Incorporated 2021 Long-Term Incentive Compensation Plan (Incorporated by reference to Appendix A of the Proxy Statement for the Annual Meeting of Shareholders held on October 28, 2021). File No. 001-07635.	
c)	The 2020 Stock Incentive Plan for Non-Employee Directors (Incorporated by reference to Appendix A of the Proxy Statement for the Annual Meeting of Shareholders held on October 29, 2020). File No. 001-07635.	
d)	The Twin Disc, Incorporated 2018 Long-Term Incentive Compensation Plan (Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K dated August 6, 2018). File No. 001-07635.	
e)	Form of Performance Stock Award Grant Agreement for award of performance shares on August 6, 2020 (Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K dated August 12, 2020). File No. 001-07635.	
f)	Form of Restricted Stock Award Grant Agreement for restricted stock grants on August 6, 2020 (Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K dated August 12, 2020). File No. 001-07635.	
g)	Form of Performance Stock Award Grant Agreement for award of performance shares on August 4, 2021 (Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K dated August 10, 2021). File No. 001-07635.	
h)	Form of Restricted Stock Unit Grant Agreement for restricted stock units granted on August 4, 2021 (Incorporated by reference to Exhibit 10.3 of the Company's Form 8-K dated August 10, 2021). File No. 001-07635.	
i)	Form of Restricted Stock Grant Agreement for restricted stock grants on August 3, 2022 (Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K dated August 8, 2022). File No. 001-07635.	
j)	Form of Restricted Stock Unit Grant Agreement for restricted stock units granted on August 3, 2022 (Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K dated August 8, 2022). File No. 001-07635.	
k)	Form of Performance Stock Award Grant Agreement for award of performance shares on August 3, 2022 (Incorporated by reference to Exhibit 10.3 of the Company's Form 8-K dated August 8, 2022). File No. 001-07635.	
l)	Form of Restricted Stock Grant Agreement for restricted stock grants on August 3, 2023 (Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K dated August 9, 2023). File No. 001-07635.	

m)	Form of Performance Stock Award Grant Agreement for award of performance shares on August 3, 2023 (Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K dated August 9, 2023). File No. 001-07635.
n)	Amendment to Restricted Stock Unit Grant Agreement for restricted stock units granted on August 3, 2023 (Incorporated by reference to Exhibit 10.3 of the Company's Form 8-K dated August 9, 2023). File No. 001-07635.
o)	Twin Disc, Incorporated Supplemental Executive Retirement Plan, amended and restated as of July 29, 2010 (Incorporated by reference to Exhibit 10.4 of the Company's Form 8-K dated August 4, 2010). File No. 001-07635.
p)	Form of Change in Control Severance Agreements (Incorporated by reference to Exhibit 10.4 of the Company's Form 8-K dated August 3, 2022). File No. 001-07635.
q)	Form of Indemnity Agreement (Incorporated by reference to Exhibit 10.5 of the Company's Form 8-K dated August 2, 2005). File No. 001-07635.
r)	Credit Agreement Between Twin Disc, Incorporated and BMO Harris Bank, dated June 29, 2018 (Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K dated July 3, 2018). File No. 001-07635.
s)	Amendment and Assignment of Revolving Loan Note between Bank of Montreal and BMO Harris Bank, N.A., dated June 29, 2018. (Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K dated July 3, 2018). File No. 001-07635.
t)	Assignment of and Amendment to Security Agreement By and Among Bank of Montreal, BMO Harris Bank, N.A., and Twin Disc, Incorporated, dated June 29, 2018. (Incorporated by reference to Exhibit 10.3 of the Company's Form 8-K dated July 3, 2018). File No. 001-07635.
u)	Assignment of and Amendment to IP Security Agreement By and Among Bank of Montreal, BMO Harris Bank, N.A., and Twin Disc, Incorporated, dated June 29, 2018. (Incorporated by reference to Exhibit 10.4 of the Company's Form 8-K dated July 3, 2018). File No. 001-07635.
v)	Assignment of and Amendment to Pledge Agreement By and Among Bank of Montreal, BMO Harris Bank, N.A., Twin Disc, Incorporated, and Mill-Log Equipment Co., Inc., dated June 29, 2018. (Incorporated by reference to Exhibit 10.5 of the Company's Form 8-K dated July 3, 2018). File No. 001-07635.
w)	Assignment of and Amendment to the Guaranty Agreement By and Among Bank of Montreal, BMO Harris Bank, N.A., and Mill-Log Equipment Co., Inc., dated June 29, 2018. (Incorporated by reference to Exhibit 10.6 of the Company's Form 8-K dated July 3, 2018). File No. 001-07635.
x)	Assignment of and Amendment to Guarantor Security Agreement By and Among Bank of Montreal, BMO Harris Bank, N.A., and Mill-Log Equipment Co., Inc., dated June 29, 2018. (Incorporated by reference to Exhibit 10.7 of the Company's Form 8-K dated July 3, 2018). File No. 001-07635.
y)	Assignment of and Amendment to Negative Pledge Agreement By and Among Twin Disc, Incorporated, Bank of Montreal, and BMO Harris Bank N.A., dated June 29, 2018. (Incorporated by reference to Exhibit 10.8 of the Company's Form 8-K dated July 3, 2018). File No. 001-07635.
z)	Collateral Assignment of Rights under Purchase Agreement from Twin Disc, Incorporated and Twin Disc NL Holding B.V. in favor of BMO Harris Bank N.A., dated July 2, 2018. (Incorporated by reference to Exhibit 10.9 of the Company's Form 8-K dated July 3, 2018). File No. 001-07635.
aa)	First Amendment to June 29, 2018 Credit Agreement between Twin Disc, Incorporated and BMO Harris Bank, N.A. (Incorporated by reference to Exhibit 1.2 of the Company's Form 8-K dated September 21, 2018). File No. 001-07635.

bb)	Amendment No. 2 to June 29, 2018 Credit Agreement between Twin Disc, Incorporated and BMO Harris Bank, N.A. (Incorporated by reference to Exhibit 1.1 of the Company's Form 8-K dated March 6, 2019). File No. 001-07635.
cc)	Amended and Restated Term Note between Twin Disc, Incorporated and BMO Harris Bank, N.A. (Incorporated by reference to Exhibit 1.2 of the Company's Form 8-K dated March 6, 2019). File No. 001-07635.
dd)	Amendment No. 3 to June 29, 2018 Credit Agreement between Twin Disc, Incorporated and BMO Harris Bank, N.A. (Incorporated by reference to Exhibit 1.1 of the Company's Form 8-K dated January 30, 2020). File No. 001-07635.
ee)	Promissory Note dated April 17, 2021, entered into by Twin Disc, Incorporated, as borrower, for the benefit of BMO Harris Bank, N.A., as lender (Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K dated April 21, 2020). File No. 001-07635.
ff)	Amendment No. 4 to June 29, 2018 Credit Agreement between Twin Disc, Incorporated and BMO Harris Bank, N.A. (Incorporated by reference to Exhibit 1.2 of the Company's Form 8-K dated April 21, 2020). File No. 001-07635.
gg)	Amendment No. 5 to June 29, 2018 Credit Agreement between Twin Disc, Incorporated and BMO Harris Bank, N.A. (Incorporated by reference to Exhibit 1.1 of the Company's Form 8-K dated July 28, 2020). File No. 001-07635.
hh)	Form of Deposit Account Control Agreement between Twin Disc, Incorporated and BMO Harris Bank, N.A. (Incorporated by reference to Exhibit 1.3 of the Company's Form 8-K dated July 28, 2020). File No. 001-07635.
ii)	Forbearance Agreement and Amendment No. 6 to June 29, 2018 Credit Agreement between Twin Disc, Incorporated and BMO Harris Bank, N.A. (Incorporated by reference to Exhibit 1.1 of the Company's Form 8-K dated January 29, 2021). File No. 001-07635.
jj)	Second Amended and Restated Revolving Note between Twin Disc, Incorporated and BMO Harris Bank, N.A. (Incorporated by reference to Exhibit 1.2 of the Company's Form 8-K dated July 28, 2020). File No. 001-07635.
kk)	First Amended and Restated Forbearance Agreement and Amendment No. 7 to Credit Agreement between Twin Disc, Incorporated and BMO Harris Bank, N.A. (Incorporated by reference to Exhibit 1.1 of the Company's Form 8-K dated October 5, 2021). File No. 001-07635.
ll)	Second Amended and Restated Forbearance Agreement and Amendment No. 8 to Credit Agreement between Twin Disc, Incorporated and BMO Harris Bank, N.A. (Incorporated by reference to Exhibit 1.1 of the Company's Form 8-K dated March 4, 2022). File No. 001-07635.
mm)	Third Amended and Restated Revolving Note between Twin Disc, Incorporated and BMO Harris Bank, N.A. (Incorporated by reference to Exhibit 1.2 of the Company's Form 8-K dated March 4, 2022). File No. 001-07635.
nn)	Amendment No. 9 to Credit Agreement between Twin Disc, Incorporated and BMO Harris Bank, N.A. (Incorporated by reference to Exhibit 1.1 of the Company's Form 8-K dated July 6, 2022). File No. 001-07635.
oo)	ISDA Master Agreement and Schedule, dated April 11, 2019, between Twin Disc, Incorporated and Bank of Montreal (Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K dated April 26, 2019). File No. 001-07635.
pp)	Confirmation of swap transaction, dated April 22, 2019, from Bank of Montreal to Twin Disc, Incorporated (Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K dated April 26, 2019). File No. 001-07635.
qq)	Commercial Offer to Purchase, dated March 10, 2022, between Twin Disc, Incorporated and J. Jeffers & Co., LLC (Incorporated by reference to Exhibit 1.1 of the Company's Form 8-K dated March 15, 2022). File No. 001-07635.

Exhibit	Description	Herewith
21	Subsidiaries of the Registrant	X
23a	Consent of Independent Registered Public Accounting Firm	X
24	Power of Attorney	X
31a	Certification	X
31b	Certification	X
32a	Certification pursuant to 18 U.S.C. Section 1350	X
32b	Certification pursuant to 18 U.S.C. Section 1350	X

101.INS	Inline XBRL Instance Document, filed herewith
101.SCH	Inline XBRL Schema Document, filed herewith
101.CAL	Inline XBRL Calculation Linkbase Document, filed herewith
101.DEF	Inline XBRL Definition Linkbase Document, filed herewith
101.LAB	Inline XBRL Label Linkbase Document, filed herewith
101.PRE	Inline XBRL Presentation Linkbase, filed herewith
104	Cover Page Interactive Data File (embedded within the Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 8, 2023

TWIN DISC, INCORPORATED

By: /s/ JOHN H. BATTEN
John H. Batten
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

September 8, 2023

By: /s/ MICHAEL C. SMILEY
Michael C. Smiley
Chairman of the Board

September 8, 2023

By: /s/ JOHN H. BATTEN
John H. Batten
President and Chief Executive Officer

September 8, 2023

By: /s/ JEFFREY S. KNUTSON
Jeffrey S. Knutson
Vice President - Finance, Chief Financial Officer,
Treasurer and Secretary

September 8, 2023

Michael Doar, Director
Janet P. Giesselman, Director
David W. Johnson, Director
Juliann Larimer, Director
Kevin M. Olsen, Director

By: /s/ JEFFREY S. KNUTSON
Jeffrey S. Knutson
Vice President - Finance, Chief Financial Officer,
Treasurer and Secretary (Attorney in Fact)

EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Twin Disc, Incorporated, the registrant (a Wisconsin Corporation) owns directly or indirectly 100% of the following subsidiaries:

1. Twin Disc International, S.P.R.L. (a Belgian corporation)

2. Twin Disc Srl (an Italian corporation)

3. Rolla Sp Propellers SARL (a Swiss corporation)

4. Twin Disc (Pacific) Pty. Ltd. (an Australian corporation)

5. Twin Disc (Far East) Ltd. (a Delaware corporation operating in Singapore and Hong Kong)

6. Twin Disc (Far East) Pte. Ltd. (a Singapore corporation)

7. Twin Disc Japan (a Japanese corporation)

8. Twin Disc Power Transmission Private, Ltd. (an Indian limited liability corporation)

9. Twin Disc Power Transmission (Shanghai) Co. Ltd. (a Chinese corporation)

10. Twin Disc Netherlands Holdings B.V. (a Netherlands corporation)

11. Twin Disc NL Holding B.V. (a Netherlands corporation)

12. Veth Propulsion Holding B.V. (a Netherlands corporation)

13. Veth Propulsion B.V. (a Netherlands corporation)

14. Twin Disc European Distribution S.P.R.L (a Belgian corporation)

15. Twin Disc New Zealand Limited (a New Zealand corporation)

Twin Disc, Incorporated also owns 66% of Twin Disc Nico Co. LTD. (a Japanese corporation).

The registrant has neither a parent nor any other subsidiaries. All of the above subsidiaries are included in the consolidated financial statements.

<u>CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

We consent to the incorporation by reference in the Registration Statement (Nos. 333-260800, 333-228245 and 333-249730 on Form S-8) of Twin Disc Incorporated of our reports dated September 8, 2023, relating to the consolidated financial statements, the financial statement schedule and the effectiveness of internal control over financial reporting of Twin Disc, Incorporated, appearing in this Annual Report on Form 10-K of Twin Disc, Incorporated for the year ended June 30, 2023.

/s/ RSM US LLP
Milwaukee, Wisconsin
September 8, 2023

EXHIBIT 24

POWER OF ATTORNEY

The undersigned directors of Twin Disc, Incorporated hereby severally constitute John H. Batten and Jeffrey S. Knutson, and each of them singly, true and lawful attorneys with full power to them, and each of them, singly, to sign for us and in our names as directors the Form 10-K Annual Report for the fiscal year ended June 30, 2023 pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, and generally do all such things in our names and behalf as directors to enable Twin Disc, Incorporated to comply with the provisions of the Securities and Exchange Act of 1934 and all requirements of the Securities and Exchange Commission, hereby ratifying and con-firming our signatures so they may be signed by our attorneys, or either of them, as set forth below.

/s/ MICHAEL DOAR	)	
Michael Doar, Director	)	
	)	
	)	
/s/ JANET P. GIESSELMAN	)	
Janet P. Giesselman, Director	)	
	)	
	)	
/s/ DAVID W. JOHNSON	)	
David W. Johnson, Director	)	
	)	
	)	
/s/ JULIANN LARIMER	)	August 3, 2023
Juliann Larimer, Director	)	
	)	
	)	
/s/ KEVIN M. OLSEN	)	
Kevin M. Olsen, Director	)	
	)	
	)	
/s/ MICHAEL C. SMILEY	)	
Michael C. Smiley, Director	)	
	)	

CERTIFICATIONS

I, John H. Batten, certify that:

1. I have reviewed this annual report on Form 10-K of Twin Disc, Incorporated;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 8, 2023

By: /s/ JOHN H. BATTEN
John H. Batten
President and Chief Executive Officer

CERTIFICATIONS

I, Jeffrey S. Knutson, certify that:

1. I have reviewed this annual report on Form 10-K of Twin Disc, Incorporated;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 8, 2023

/s/ JEFFREY S. KNUTSON
Jeffrey S. Knutson
Vice President - Finance, Chief Financial
Officer, Treasurer and Secretary

EXHIBIT 32a

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Twin Disc, Incorporated (the "Company") on Form 10-K for the fiscal year ending June 30, 2023, as filed with the Securities and Exchange Commission as of the date hereof (the "Report"), I, John H. Batten, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)   the Report fully complies with Section 13(a) of the Securities Exchange Act of 1934, and

(2)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 8, 2023

By: /s/ JOHN H. BATTEN
John H. Batten
President and Chief Executive Officer

EXHIBIT 32b

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Twin Disc, Incorporated (the "Company") on Form 10-K for the fiscal year ending June 30, 2023, as filed with the Securities and Exchange Commission as of the date hereof (the "Report"), I, Jeffrey S. Knutson, Vice President - Finance, Chief Financial Officer, Treasurer and Secretary of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)   the Report fully complies with Section 13(a) of the Securities Exchange Act of 1934, and

(2)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 8, 2023

By: /s/ JEFFREY S. KNUTSON
Jeffrey S. Knutson
Vice President - Finance, Chief Financial Officer,
Treasurer and Secretary

5-YEAR FINANCIAL SUMMARY

Statements of Operations and Comprehensive Income (Loss)	2023	2022*	2021*	2020*	2019*
Net Sales	$ 276,960	$ 242,913	$ 218,581	$ 246,838	$ 302,663
Cost and expenses, including marketing, engineering and administrative	260,900	231,877	230,851	287,089	284,165
Income (loss) from operations	16,060	11,036	(12,270)	(40,251)	18,498
Other (expense) income	(1,595)	1,565	5,142	(1,039)	(1,919)
Income (loss) before income taxes and noncontrolling interest	14,465	12,601	(7,128)	(41,290)	16,579
Income taxes	3,788	1,823	19,680	(4,169)	3,711
Noncontrolling interest	(297)	(311)	(200)	(246)	(123)
Net income (loss) attributable to Twin Disc	10,380	10,467	(27,008)	(37,367)	12,745
Balance Sheet					
Assets					
Cash	$ 13,263	$ 12,521	$ 12,340	$ 10,688	$ 12,362
Accounts receivable, net	54,760	45,452	39,491	30,682	44,013
Inventories	131,930	127,109	114,967	120,607	125,893
Other current assets	19,753	19,370	25,169	12,008	20,101
Total current assets	219,706	204,452	191,967	173,985	202,369
Intangibles, goodwill and other assets	17,692	17,771	23,247	47,410	73,243
Property, plant and equipment, net	51,783	54,300	60,199	72,732	71,258
Total assets	289,181	276,523	275,413	294,127	346,870
Liabilities and Equity					
Current liabilities	$ 100,095	$ 81,078	$ 78,560	$ 66,734	$ 73,077
Long-term debt	16,617	34,543	30,085	37,896	40,491
Deferred liabilities	5,253	29,714	36,108	49,539	50,484
Total equity	145,093	130,776	130,210	139,389	182,216
Noncontrolling interest	424	412	450	569	602
Total liabilities and equity	289,181	276,523	275,413	294,127	346,870
Comparative Financial Information					
Per share statistics					
Basic income (loss)	$ 0.77	$ 0.78	$ (2.04)	$ (2.84)	$ 1.01
Diluted income (loss)	0.75	0.78	(2.04)	(2.84)	1.01
Dividends	0	0	0	0	0
Total equity	10.80	9.79	9.83	10.60	14.49
Return on equity	7.1%	8.0%	-20.7%	-26.8%	7.0%
Return on assets	3.5%	3.8%	-9.8%	-12.7%	3.7%
Return on sales	3.7%	4.3%	-12.4%	-15.1%	4.2%
Average basic shares outstanding	13,467,590	13,352,509	13,246,501	13,153,330	12,571,013
Average diluted shares outstanding	13,810,124	13,381,771	13,246,501	13,153,330	12,681,574
Number of shareholder accounts	335	340	403	405	415
Number of employees	739	761	743	806	873
Additions to property, plant and equipment	$ 7,918	$ 4,729	$ 4,464	$ 10,699	$ 11,979
Depreciation	5,807	6,374	7,853	7,394	6,682
Net working capital	119,611	123,374	113,407	107,251	129,292

*As adjusted
(Dollars amounts in thousands, except per share statistics and shares outstanding)

USA • AUSTRALIA • BELGIUM • CHINA • INDIA • ITALY • JAPAN • NETHERLANDS • SINGAPORE • SWITZERLAND



TWIN DISC, INCORPORATED • MILWAUKEE, WISCONSIN, USA • 262-638-4000 • TWINDISC.COM